BLACK BOX
NETWORK SERVICES

2012 Annual Report

Integrated Communications—Delivered.

Innovative solutions & advanced technologies for today's complex communications challenges.



UNIFIED COMMUNICATIONS & COLLABORATION
VOIP | TELEPHONY



STRUCTURED CABLING | INFRASTRUCTURE
MAINTENANCE



DATA CENTERS | IT NETWORKING
CYBER SECURITY

- Complete life cycle services
- Technology-independent portfolio of solutions
- Global footprint with deep technical resources

Voice Communications | Data Infrastructure | Technology Products

True Communications System Integration



Black Box Corporation
(NASDAQ Global Select: BBOX)

Black Box is a leading communications system integrator dedicated to designing, sourcing, implementing and maintaining today's complex communications solutions.

More than 4,300 Team Members in approximately 200 offices serve more than 175,000 clients in approximately 150 countries around the world. Black Box operates on five continents and is headquartered near Pittsburgh in Lawrence, Pennsylvania.

Innovative solutions for today's complex communications challenges.

Financial Highlights 2012

(Dollars in Millions, Except Per Share Amounts)	2012	2011	2010
Revenues	$ 1,088	$ 1,068	$ 961
Year-over-year change	2%	11%	(4%)
Adjusted operating income(1)	$ 91	$ 103	$ 91
Adjusted operating income(1) as a % of revenue	8%	10%	9%
Net income (loss)	$ (248)	$ 53	$ 35
Diluted earnings (loss) per common share	$ (13.98)	$ 2.97	$ 1.97
Operating net income(1)	$ 54	$ 59	$ 52
Operating net income(1) as a % of revenue	5%	5%	5%
Year-over-year change	(8%)	12%	(12%)
Operating earnings per common share(1)	$ 3.03	$ 3.29	$ 2.99
Year-over-year change	(8%)	10%	(12%)
Cash provided by operating activities	$ 66	$ 55	$ 62

(1) Excludes Reconciling Items in Fiscal 2012, Fiscal 2011 and Fiscal 2010. See Non-GAAP Reconciliations.

Table of Contents

Revenues



$961
$1,068
$1,088
2010
2011
2012

Operating Earnings Per Share (1)

(1) Excludes Reconciling Items in Fiscal 2012, Fiscal 2011 and Fiscal 2010. See Non-GAAP Reconciliations.



$2.99
$3.29
$3.03
2010
2011
2012

Cash Provided by Operating Activities



$62
$55
$66
2010
2011
2012

Our Year in Review



Dear Fellow Shareholders,

Fiscal 2012 marked Black Box Corporation's 36th consecutive year of operating profitability and positive cash flow. We are very proud of this achievement and attribute it to our focus and dedication to our primary business objectives—outstanding client service and financial stewardship. The ongoing advancements in technology create unique challenges for companies, and effective prioritization is critical. We know that strong companies focus on opportunities that are core to their business and build capabilities to capture those opportunities.

At Black Box, we fundamentally believe that communications is the most important process for an enterprise. When we provide innovative service or product solutions to solve our clients' communications challenges, we enable them to operate more efficiently and effectively. In the last year, we have seen that the rapid pace of change in communications technologies makes it increasingly difficult for organizations to filter through the many options available to them. For today's enterprise, balancing communications options has never been more challenging as they consider:

- Whether its communications environment should be operated on or off premise, in a company data center, through a third party or a hybrid of these options.
- How and when additional unified communications functionality should be implemented.
- How to manage the demands of its user community for "bring your own device" access and still maintain system security and integrity.
- Whether its environment is better suited for a single technology provider, or if a best-of-breed environment is more appropriate.

Enterprise communications decision makers need a partner that has the capacity to help them sort through options, determine the optimal solution and deploy that solution seamlessly into their operations. Black Box is the best partner for that process.

Black Box is a communications system integrator dedicated to designing, sourcing, implementing and maintaining today's complex communications solutions. We have three unique differentiators that provide a distinct competitive advantage:

- A technology-independent approach to solving issues,
- A broad geographic footprint, and
- Deep organic resources.

Our differentiators separate us from our competition, and give our clients a source for the best solution available.

Platforms for growth

Over the last 36 years, we have built product and service platforms that allow us to capture the benefit of technological innovation without increasing the risk that comes with change.

Our **product platform** provides our clients with access to:

- Free 24/7/365 technical support.
- Custom solutions.
- Quality control.
- Same-day delivery.
- Lifetime warranties.

This platform allows us to introduce new products and deliver them to our clients with the same speed and high quality that they have come to expect from Black Box.

Our experienced team has found new solutions and identified new partners that give us access to the very latest technologies. We evaluate hundreds of new products every year and ship thousands of orders every week. Although cables and switches continue to be an important part of our product set, we increasingly see our clients look to us for more advanced solutions, such as digital signage and desktop virtualization.

Our **service platform** has been built through investment and acquisition. We now have more than 3,000 engineers and technicians offering:

- Engineering and design.
- Remote system monitoring.
- On-site technical assistance.
- Technology Partner Centers of Excellence.

The evolution of communications technology has accelerated the convergence of traditional voice and data solutions. Interoperability and security concerns have focused IT organizations on delivering holistic solutions that cut across legacy platforms. Our clients engage Black Box to collaborate on these solutions, from initial scoping, through engineering, design and implementation and ultimately to monitoring and maintenance. Our position as a trusted advisor and advocate for our clients has created opportunities for us to participate in projects beyond voice and data. We continue to build our capabilities to strengthen our service platform and capture those projects.

During 2012, we identified the opportunity to expand our service capabilities through the acquisition of two companies that have solid positions in growing markets. In July 2011, we acquired PS Technologies, LLC, our initial acquisition in the rapidly growing enterprise video communications market. Also, in January 2012, we acquired InnerWireless, Inc., a provider of in-building distributed antenna system solutions.

These acquisitions are very exciting to us as they both extend our capabilities into new technologies, as well as leverage the service platform that we have built.

Our platforms are supported by a corporate shared services function that utilizes our efficient operating infrastructure. As we continue to grow, we expect that the capacity in our shared services will demonstrate the leverage embedded in our model.

Financial Highlights

Our financial performance in Fiscal 2012 included record revenue and significant positive cash flow from operations. Our profitability was challenged as our Commercial and Government clients became more cautious when considering project commitments. Consistent with our focus on operating margins, we will continue to align our cost structure to maintain margins while providing world-class service to our clients.

In Fiscal 2012, our worldwide team delivered:

- Record revenue of $1.09 billion, approximately 20% of which is a recurring maintenance revenue stream.
- Adjusted operating income of $91 million.*
- Cash provided by operating activities of $66 million.

We deployed the cash generated in our business to balance our long-term growth opportunities with near-term return for our shareholders. In Fiscal 2012, we invested approximately $48 million in the business through capital expenditures and acquisitions, and we returned $20 million to our shareholders in the form of dividends and stock repurchases.

I am proud to say that our confidence in our business is strong. Our Board of Directors increased our quarterly dividend by 14% for Fiscal 2013 and authorized additional share repurchase capacity. We will use these programs to continue to return value to our shareholders in Fiscal 2013.

Looking forward

The challenges that we face inspire us to think about our business in exciting new ways. We believe our position as a communications system integrator is strong. Our client-focused, technology-independent approach, along with our broad footprint and deep technical resources, provide Black Box with a unique competitive advantage. We will build upon our product and service platforms to provide our clients with new and valuable offerings, and we will generate profitability, cash flow and return for our stockholders.

I would like to thank our clients, partners, Team Members and stockholders for their continued confidence and support.

R. Terry Blakemore
President and Chief Executive Officer

* See Non-GAAP Reconciliations.

Facts and Figures



0.356987

Fiscal Year 2012 revenues:

Black Box is committed to remaining profitable by running a well-balanced business, generating significant cash flow and strategically expanding market share.

Revenues by industry

Black Box serves a diversified client base in both the public and private sectors.



Business Services 11%
Manufacturing 11%
Healthcare 10%
Retail 8%
Banking 7%
Technology 6%
Education 5%
Distribution 4%
Hospitality 2%
Real Estate 2%
Utilities 2%
Other 7%
Government 25%

Revenues by geography


North America
87%
Other 3%
Europe
10%

Revenues by service type


Voice
Communications
59%
Technology
Products
18%
Data
Infrastructure
23%

Revenues by client type


End-User
75%
Indirect
25%

Revenues by size of client


Large
60%
Small
20%
Medium
20%

True Communications System Integration



Solving today's communications challenges—one client at a time.

Streamline operations. Improve productivity. Reduce costs. Boost profits.

Put a leading communications system integrator on your team. With an unmatched portfolio of partnerships with all of the top manufacturers, we can provide services and solutions to help our clients, of every size and industry, fully optimize their communications investments.

Integrated communications solutions optimized for you.

From supporting the communications infrastructure of a small retail outlet to managing the communications systems of Fortune 100 enterprises, Black Box provides complete services and solutions designed to help our clients succeed. We'll help you use today's communications technology to streamline operations, improve productivity, reduce costs and boost profits.

No matter where you are in your communications life cycle, Black Box can offer you a solution focused on your needs. As a leading communications system integrator, we can guide you through the complex challenges of transitioning from traditional voice and data communications to a unified voice, data and video communications system.

As a true communications system integrator, Black Box can help you adopt best-of-breed technologies, maintain a hybrid environment and move to unified communications. Whether your needs involve migrating to VoIP, managing a call center, adding in-building wireless and mobility capabilities, upgrading a data center, installing structured cable, deploying enterprise video communications or sourcing superior technology products, Black Box offers you complete communications solutions, services, products and support.

The advantages of Black Box integrated communications.

Because communications are so dynamic, the role of the integrator is critical to assessing where you are and developing a communications plan to take you where you want to go. That's where the Black Box advantage comes in. No other integrator can offer you the broad portfolio of solutions, the global footprint and the depth of technical resources that Black Box can.

Advantage 1: Technology-independent portfolio of solutions.

With the broadest portfolio of manufacturer partnerships in the industry, we'll find a solution that's right for you. Black Box represents all major manufacturers and is a top partner with the market leaders, including Avaya®, Cisco®, CommScope®, NEC®, ShoreTel®, Siemens® and more. We can support a single manufacturer solution, as well as cross-platform solutions involving systems from multiple manufacturers.

Advantage 2: Global footprint.

Whether you have one office, a campus, a nationwide operation or a global enterprise, Black Box can help. With approximately 200 offices serving approximately 150 countries, we are where you are. You'll benefit from consistent quality of service and products across all locations and platforms. Why risk working with multiple vendors in multiple locations with multiple results? The solution for worry-free services is Black Box Network Services.

Advantage 3: 3,000+ technical Black Box Team Members.

With our 36 years of experience in communications and networking solutions, you can be assured of working with the best trained and most knowledgeable technical people in the business. And you'll work with Black Box Team Members: 3,000+ technical personnel, including engineers, RF engineers, Registered Communications Distribution Designers (RCDDs) and certified technicians. We hire and train our own technicians, make sure they're certified in relevant technologies and stay up-to-date on all new technologies. In addition, Black Box has also attained ISO/IEC 20000-1:2005 (IT Service Management Standard) certification.

Featured partners

Black Box partners.

With the broadest portfolio of manufacturer partnerships, we'll find a solution that's right for you.

- Aastra®
- Amcom®
- Aspect®
- Avaya®
- AVST®
- BridgeWave
- Cisco®
- CommScope®
- Comview
- Convergys™
- GENBAND™
- Mitel®
- Mutare
- NEC®
- PathSolutions™
- Polycom®
- SATMAP
- ShoreTel®
- Siemens Enterprise Communications
- Star2Star®
- Status Solutions
- SunGard®
- Symmetrics
- Toshiba Telecom®
- Verint®

True Communications System Integration

Complete life cycle services.

Objective advice.
Expert engineering.
Best-of-breed communications technologies.
Extensive experience and support.

No matter where you are in the life cycle of your communications system, Black Box can help you achieve the best and most cost-effective communications system for your environment. We can take you from the initial planning stage, through design, sourcing and implementation to monitoring, management and support.


Assess and plan
Design
Source, implement and secure
Operate and maintain

Assess and plan.

- Consulting and analysis.
- Complex communications planning.
- Expert engineering.

Think of Black Box as your communications partner. We'll work closely with you to help you define and assess your communications goals and develop a plan on how to best achieve them.

Design.

- Cross-platform expertise.
- Comprehensive, vendor-independent portfolio.
- Elite partner relationships.

Design is a hallmark of Black Box. Because of our technology-independent portfolio of solutions, we can engineer a communications system that meets your requirements whether it's a single-site, single-manufacturer solution or a complex, global, cross-platform solution.

Source, implement and secure.

- Partnerships with top technology providers plus thousands of Black Box® brand products.
- Project management.
- 3,000+ engineers.

To help you get the most cost-effective system, Black Box has all of the resources needed for your deployment, starting with our extensive line of networking and infrastructure products to our project managers, and ending with extensive support staff and field technicians.

Operate and maintain.

- 24/7 remote and field-deployable support.
- Extensive support, management and monitoring services.
- Maintain 5,000,000+ communications ports.

Our job doesn't stop once your communications system is installed. The personnel in our eight Network Operations Centers (NOCs) answer approximately 34,000 calls a month, resolve more than 99% of calls without manufacturer assistance and remotely resolve 73% of trouble calls. NOCs are located in:

Amherst, VA	Minneapolis, MN
Amityville, NY	Murfreesboro, TN
Brecksville, OH	Nashville, TN
Houston, TX	Pittsburgh, PA

Comprehensive Black Box solutions:

» Unified communications and collaboration

» VoIP

» Wireless networks

» Virtualization

» Mobility

» And more, including:

- Managed services
- Traditional telephony
- Contact centers
- Network security
- In-building wireless DAS
- Messaging
- Structured cabling
- Data centers
- Enterprise video communications
- Environmental monitoring
- Cabling and infrastructure
- Cabinets and racks
- Data communications
- Digital signage
- KVM switching
- Multimedia communications
- Networking
- Remote monitoring
- Security
- Technology deployments



Centers of Excellence — 24/7 support.

Black Box boasts six Technology Partner Centers of Excellence (CoEs) to better support our customers. They are staffed with partner-certified engineers and technicians and provide our clients with access to advanced communications system engineering, design and training resources. They als o support our NOCs with partner-specific issue resolution capabilities.

"We have a lot of confidence in Black Box...they were able to meet our needs better than other vendors. They have a good understanding of what we need. And they give us very good technical help."

David Blough, CIO, University of South Alabama Hospitals

Government Solutions/Technology Products



Black Box Federal: serving those who serve.

Communications solutions designed to make government more efficient.

For 36 years, Black Box Network Services has been delivering complete communications solutions to federal, state and local government agencies. Black Box offers our government customers the ability to manage large enterprise projects with the agility to be responsive to the special needs of government customers. Whether your mission is to serve the citizenry, protect our borders or defend our country from threats, both foreign and domestic, we serve those who serve.

Government solutions.

- TDM, VoIP and unified communications and collaboration for facility, campus, base, metropolitan and enterprise networks.
- Communications facilities design and implementation.
- Complete network solutions, including planning, design, installation and maintenance of small (<1,000 nodes) to large (>100,000 nodes) campus-based networks.
- Transport: SONET and Dense Wave Division Multiplexing.
- Passive Optical Networks (PON/GPON).
- Physical layer, inside and outside plant systems.
- More than 18,000 products on the GSA Schedule.
- Same-day response to GSA pricing requests.
- MIL spec packaging.
- Smart Bundle™ services for staging.
- Custom products.

GSA Contract Holder

Government Contracts

GSA Schedule 70 # GS-35F-0158J
Cage Code: 59951
DUNS# 082254871
Federal ID# 25-1272662
GSA Schedule 70 # GS-35F-0087L
Avaya GSA Schedule # GS-35F-4366G
Avaya GSA Schedule # GS-35F-0156V
GSA Connections II
US Air Force NETCENTS
DISA Encore
US Army IMOD W91QUZ06D0027
US Army LTLCS W15P7T07DH001
US Navy SPAWAR
FAA DTFAWA07C00028—SONET Cable Loop
NASA (SEWP IV)

Black Box GSA listed products are also available on:

- NASA (SEWP IV)
- FAA SAVES
- NETCENTS
- DHS FirstSource
- Army CHESS

Black Box accepts all government purchasing cards.

WAWF Invoicing.

Make the smart call with Resale Services: Refurbish, repair, recycle.

Refurbished telephone equipment—
certified and guaranteed to perform.

Save with one of the best warranties in the industry. Get a risk-free, two-year warranty on most refurbished products and a five-year warranty on most refurbished and repaired phones.

Wide selection of new and refurbished equipment.

Choose from one of the largest selections anywhere with more than 15,000 products from all leading manufacturers.

Advance replacement and repair programs.

Eliminate downtime with our 24-hour advance replacement and five-day repair turnaround programs.

Go green.

Keep equipment that can be refurbished out of landfills with our *free* disposal services and Buy Back program.

Top technology solutions for better IT today—and tomorrow.

Build, expand and update your network and infrastructure.

Find the latest technologies to help you improve your IT environment, manage communications and take your network into the future. Black Box can help you get there with solutions to:

- Add mobility and wireless communications.
- Reduce costs with virtualization and cloud computing.
- Make your data center greener with new cooling technologies.
- Protect your network with security solutions.
- Upgrade your infrastructure.

Custom products.

Have a unique challenge? Our application engineers will design a one-of-a-kind solution. Best of all, the service is free.

Free, 24/7, live Tech Support.

Questions? Contact Tech Support experts at **724-746-5500** or go to **blackbox.com.**



See all Black Box catalogs on-line at blackbox.com/go/EC.

Case Studies



Miami-Dade Aviation Department (MDAD)



Service Desk

Project: A new service desk

In June 2011, the Miami-Dade Aviation Department (MDAD) Information Systems/Telecommunications Division held a ribbon-cutting ceremony to commemorate its new service desk, which was renovated and modernized by Black Box. The goal of the service desk is to provide high-quality customer service and technical support to the airport, its business partners and its users. The service desk accommodates eight stations manned by Black Box technicians. Each is set up with an MDAD and a Black Box computer. To provide the technicians with network monitoring and troubleshooting tools, Black Box also set up a video wall with eight monitors.

The Miami International Airport (MIA) service desk receives more than 50,000 calls annually from airport users and tenants who need network support services. The Black Box technicians answering the calls go through first-level diagnostics, problem solving and a guided escalation process. The quality of service is continuously monitored and reviewed with established performance metrics. The ultimate goal is to provide excellent customer service to each caller.

The service desk is available 24 hours a day, 7 days a week. It provides service interruption and incident handling support for:

- Hardware (PCs, laptops, printers, scanners, etc.).
- Software and applications.
- Network access and connectivity.
- Telephone and telecommunication devices and services.
- ISD requests.
- Common Use Terminal Equipment (CUTE).
- Wi-Fi support.
- Flight Information Display System (FIDS).
- Airport Operation Information System (AOIS).
- ERP financial and HR systems.
- Radio and pager support.

A long history of service.

Since the mid-1980s, MDAD has relied on Black Box for its telephony and data infrastructure. Traditional services included voice communications, installation and maintenance of PBX switches, telephones, IT services, data network equipment, cabling and moves/adds/changes (MACs).

A new NOC.

MDAD contracted Black Box to establish the Miami International Airport (MIA) Help Desk/Network Operations Center based on a Nortel/Avaya® system. Black Box made it a proactive, centralized communications point for all service-related issues within MIA and Miami-Dade County Regional Airports. Black Box now provides Tier 1 service at MIA and operates the 24/7 NOC with a staff of more than 50 on-site technicians and engineers. Black Box also dispatches on-site, 24/7 2nd and 3rd Tier support.

ISO/IEC 20000-1:2005 certification.

Black Box achieved ISO/IEC 20000-1:2005 certification for its IT services at MIA. To be certified, Black Box implemented and documented an integrated set of management processes for the effective delivery of IT services to the staff, businesses and customers at MIA. Under Black Box's IT management, the airport is the first in the United States and only the second in the world to follow the IT Infrastructure Library® of best practices.

"The Black Box team is an integral part of the day-to-day operations at MIA. They understand what we need to run smoothly and our two teams work seamlessly as one."

Maurice Jenkins, Director, Information Systems and Telecommunications Division, Miami-Dade Aviation Department


JEFFERSON
REGIONAL MEDICAL CENTER

Jefferson Regional Medical Center



Operating Room Video

Project: Custom operating room video system

Jefferson Regional Medical Center in suburban Pittsburgh embarked on a two-year, $17.5-million construction project to add 25,000 square feet of space to its operating and procedure area. The new two-story facility adds eight modern operating room (OR) suites outfitted with the most advanced equipment.

When originally planning the new ORs, Paul Phelos, Team Leader, Clinical Engineering at Jefferson Regional Medical Center, knew the OR director wanted a state-of-the-art integrated OR video system, which would greatly enhance the surgical teams' capabilities to perform the latest techniques, especially in the areas of laparoscopic, vascular and cardiothoracic surgery. Mr. Phelos investigated a turnkey solution but was dissatisfied with its limitations and, particularly, its cost. After a poor experience with an extremely expensive solution a decade earlier, Mr. Phelos decided he would have to design the integrated video system himself. He also knew he needed a technology partner to help him engineer the custom solution.

Having worked with Black Box for more than a decade, Mr. Phelos called his account manager and asked if Black Box would join their planning team. Black Box sent a team to the hospital to learn more about the project.

Project goals and challenges.

Mr. Phelos wanted a technologically unified system that integrated advanced surgical, medical, imaging and monitoring equipment. To minimize training, he also wanted an easy-to-use, intuitive solution.

Custom software for one-touch operation.

Armed with these requirements, the Black Box team went to work. After multiple meetings with the hospital engineering team, Black Box designed a solution based on various Black Box video and extension products. Black Box also went through many rounds of testing in a simulated environment to ensure compatibility and workability. The final solution consists of a DVI Matrix Switch to connect eight sources to eight digital screens and ServSwitch™ Wizard SRX DVI-D Plus units for transmitting and receiving signals. To house the system in the OR, Mr. Phelos chose a Black Box cabinet, PDU and cables.

Custom software for one-touch operation.

Once the lead Black Box engineer solved the equipment puzzle, he turned to the problem of how to make the system intuitive and easy to use. Speed was also critical, as surgeons would call out what display they wanted and the nurses had to respond immediately.

The solution was custom software for a simple touchscreen operation. To switch between monitors and equipment, all the nurse has to do is touch the screen and the right video displays appear.

$40,000 savings per OR.

Mr. Phelos estimates that the Black Box system saved him $40,000 per OR. "I looked at other systems," he explained. "They run anywhere from $50,000 to $100,000 per room. I knew Black Box had video equipment and together we could figure out how to do this more cost effectively. And we did."

"Black Box was truly my partner in this project. I couldn't have done it without their technical expertise, their custom design and their commitment."

Paul Phelos, Team Leader, Clinical Engineering
Jefferson Regional Medical Center

Major Contracts and Awards



Major contracts awarded to Black Box.

Over the past year, Black Box has secured a number of major multiyear contracts, including:

GSA CONNECTIONS II Prime Contractor: $5 billion

Black Box was selected as one of the prime contractors for the Federal Government's General Services Administration (GSA) CONNECTIONS II Indefinite Delivery Indefinite Quantity (IDIQ) contract. This $5 billion, 9-year multiple award contract makes Black Box the federal government's one-stop shop for telecommunications, network and communications solutions.

Via CONNECTIONS II, government agencies worldwide can order their building and campus infrastructure equipment needs through Black Box. The contract also provides for Black Box professional services to support existing agency networks and to custom design client-specific solutions. Whether an agency requires transition planning and integration services, or infrastructure installation and implementation, Black Box will provide a comprehensive solution.

SPAWAR COTS: $500 million

Black Box was awarded the Space and Naval Warfare Systems Center Atlantic (SPAWAR) Commercial-Off-the-Shelf (COTS) contract. To support SPAWAR's mission to quickly deploy systems in support of naval, joint and national warfighters, this 5-year IDIQ contract enables government customers worldwide to procure networking and communications equipment from Black Box.

Konica/Minolta: $3.1 million

Konica Minolta Business Solutions, U.S.A., Inc. awarded Black Box a contract to provide an enterprise-wide unified communications system based on the Siemens OpenScape Suite. This virtualized solution will give Konica Minolta common desktops, mobility, voice messaging, unification and, most importantly, the ability to easily manage and deploy telephony applications for more than 100 offices in the U.S.

Wiesbaden Army Air Field, Germany
Telecommunications systems and modernizations for Command Battle Center as part of I3MP program. Communications for new intelligence center at U.S. Army Headquarters in Europe.

GSA Region 3, Mid-Atlantic States
IDIQ program: VoIP systems, on-site Tier 1/2/3 support, remote monitoring and other telecommunications services and products.

Gesa Credit Union, Washington State
Unified communications, unified messaging, upgraded contact center with state-of-the-art IVR and new cabling infrastructure.

Wellstar Health System, Georgia
In-building wireless solution for five acute-care hospitals.

Miami Marlins, Florida
State-of-the-art unified communications, collaboration and mobility solution at the new ballpark.

NIH/National Institute of Environmental Health Sciences, North Carolina
In-building wireless solution for multi-carrier cellular and Wi-Fi services.

Awards and Accolades


VAR
500
2011

Black Box Ranked 27th on VAR500, Moving Up 42 Places
CRN Magazine's VAR 500 lists the top technology integrators in North America. It's the who's who of the solution provider community. In its 17th annual ranking, Black Box placed 27th, up from 69th last year. This marks Black Box's highest VAR 500 ranking to date.

Cisco Customer Satisfaction Excellence
Black Box achieved a Cisco® Customer Satisfaction Excellence Gold Star for delivering outstanding customer service to customers in the U.S. Black Box is also a Cisco Gold Certified partner.

Black Box Wins Two Top Awards from AVST
In 2011, Black Box won two awards from AVST: Highest Overall Sales and Highest Individual Sale.

ShoreTel 2011 Circle of Excellence Award
Black Box, as the ShoreTel® National Partner of the Year, earned the Circle of Excellence Award, the highest honor ShoreTel bestows on a partner, for achievements in sales and customer satisfaction.

Black Box Becomes GENBAND Platinum Partner
Black Box became one of only two GENBAND™ Platinum Partners. GENBAND is a leading developer of IP infrastructure and applications solutions.

Digital Screenmedia Association Industry Excellence Award Honors iCOMPEL as Top Deployment
The iCOMPEL™ digital signage installation for Joy Global was named Best Corporate Communication Deployment.

iCOMPEL Named TMC Solutions Product of the Year
For the third year in a row, Technology Marketing Corporation (TMC) named the Black Box® iCOMPEL digital signage appliance its Communications Solution Product of the Year.

Veri-NAC Receives Five Stars from *SC Magazine*
SC Magazine, a top magazine for IT security professionals, awarded Veri-NAC™, Black Box's network access control appliance, five stars—the highest rating from the magazine.

VirtuaCore Receives 2011 R&D 100 Award
R&D Magazine recognized the VirtuaCore™ desktop virtualization computer sharing system as a top technology product. The awards have long been a benchmark of excellence for industry sectors as diverse as telecommunications, high-energy physics, software, manufacturing and biotechnology.

InformationWeek 500: Most Innovative Users of Business Technology
The annual list, in its 23rd year, highlights IT innovation by identifying and recognizing business technology teams that have made a notable difference in how their companies do business.

Selected Financial Data

The following tables set forth certain selected historical financial data for the Black Box Corporation ("Black Box," or the "Company") (in thousands, except for per share amounts). This information should be read in conjunction with the Company's consolidated financial statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Fiscal	2012	2011	2010	2009	2008
Statements of Operations					
Revenues					
Products	$ 198,640	$ 188,998	$ 180,296	$ 209,793	$ 235,314
On-Site services	888,888	879,231	781,097	789,755	781,428
Total	1,087,528	1,068,229	961,393	999,548	1,016,742
Cost of sales					
Products	110,455	101,733	93,636	108,561	122,011
On-Site services	630,577	609,386	532,376	533,807	528,111
Total	741,032	711,119	626,012	642,368	650,122
Gross profit	**346,496**	**357,110**	**335,381**	**357,180**	**366,620**
Selling, general & administrative expenses	255,347	253,896	257,136	266,387	275,309
Goodwill impairment loss	317,797	—	—	—	—
Intangibles amortization	13,025	12,156	15,202	10,790	6,679
Operating income (loss)	**(239,673)**	**91,058**	**63,043**	**80,003**	**84,632**
Interest expense (income), net	5,148	5,430	8,882	10,279	21,298
Other expenses (income), net	1,245	348	(166)	561	(197)
Income (loss) before provision (benefit) for income taxes	(246,066)	85,280	54,327	69,163	63,531
Provision (benefit) for income taxes	1,668	32,418	19,824	23,854	24,298
Net income (loss)	**$ (247,734)**	**$ 52,862**	**$ 34,503**	**$ 45,309**	**$ 39,233**
Basic earnings (loss) per share	**$ (13.98)**	**$ 2.99**	**$ 1.97**	**$ 2.59**	**$ 2.23**
Diluted earnings (loss) per share	**$ (13.98)**	**$ 2.97**	**$ 1.97**	**$ 2.59**	**$ 2.22**
Dividends declared per common share	$ 0.28	$ 0.24	$ 0.24	$ 0.24	$ 0.24
***Balance Sheet Data** (at end of period)*					
Working Capital[1]	$ 166,167	$ 164,595	$ 126,585	$ 130,209	$ 134,031
Total assets	888,023	1,171,983	1,125,364	1,136,488	1,073,851
Long-term debt	179,621	181,127	210,873	249,260	195,904
Total debt	179,984	181,859	211,834	250,657	197,293
Stockholders' equity	494,384	766,259	689,994	647,299	640,274

[1] *Working capital is computed as current assets minus current liabilities.*

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

The discussion and analysis for the fiscal years ended March 31, 2012, 2011 and 2010 as set forth below in this Annual Report should be read in conjunction with the consolidated financial statements of Black Box, including the related notes. The Company's fiscal year ends on March 31. References to "Fiscal Year" or "Fiscal" mean the Company's fiscal year ended March 31 for the year referenced. All dollar amounts are presented in thousands except for per share amounts or unless otherwise noted.

The Company

Black Box is a leading communications system integrator dedicated to designing, sourcing, implementing and maintaining today's complex communications solutions. The Company's primary service offering is voice communications solutions ("Voice Communications"); the Company also offers premise cabling and other data-related services solutions ("Data Infrastructure") and technology product solutions ("Technology Products"). The Company provides 24/7/365 technical support for all its solutions, which encompass all major voice and data product manufacturers as well as an extensive range of technology products that it sells through its catalog and Internet Web site and its Voice Communications and Data Infrastructure (collectively referred to as "On-Site services") offices. As of March 31, 2012, the Company had more than 3,000 professional technical experts in approximately 200 offices serving more than 175,000 clients in approximately 150 countries throughout the world. Founded in 1976, Black Box operates subsidiaries on five continents and is headquartered near Pittsburgh in Lawrence, Pennsylvania.

With respect to Voice Communications, the Company's revenues are primarily generated from the sale and/or installation of new voice communications systems, the maintenance of voice communications systems and moves, adds and changes ("MAC work") as clients' employees change locations or as clients move or remodel their physical space. The Company's diverse portfolio of product offerings allows it to service the needs of its clients independent of the manufacturer that they choose, which it believes is a unique competitive advantage. For the sale of new voice communications systems, most significant orders are subject to competitive bidding processes and, generally, competition can be significant for such new orders. The Company is continually bidding on new projects to replace projects that are completed. New voice communications systems orders often generate an agreement to maintain the voice communications system, which generally ranges from 1-3 years for commercial clients and 3-5 years for government clients. Sales of new voice communications systems and, to a lesser extent, MAC work, are dependent upon general economic growth and the Company's clients' capital spending. On the other hand, revenues from maintenance contracts generally are not dependent on the economy as clients seek to extend the life of their existing equipment and delay capital spending on new voice communications systems. The Company also has government contracts that generate significant revenues and are not as dependent on the overall economic environment as commercial clients. Maintenance and MAC work revenues are also dependent upon the Company's history and relationship with its clients and its long track record of providing high-quality service.

Similarly, the Company's revenues for Data Infrastructure are generated from the installation or upgrade of data networks and MAC work. The installation of new data networks is largely dependent upon commercial employment and building occupancy rates. Installed data networks, however, may need to be upgraded in order to provide for larger, faster networks to accommodate the growing use of network technology. Additionally, Data Infrastructure projects can include MAC work, similar to Voice Communications, which is dependent on economic factors that are the same as those factors discussed above in relation to the Voice Communications business.

There is and has been a trend toward convergence of voice and data networks, in each of which the Company has technical expertise which the Company believes is a competitive advantage. Both the Voice Communications and Data Infrastructure businesses generate backlog. At March 31, 2012, the Company's backlog, defined as expected revenue related to executed client purchase orders or contracts that are estimated to be complete within 180 days, was approximately $198,751 and relates primarily to Voice Communications and Data Infrastructure.

The Company generates Technology Products revenues from the sale of technology products through its catalog, Internet Web site and the Company's On-Site services offices. The sale of these products is a highly fragmented and competitive business. The Company has been in this business for over 30 years and has developed a reputation for providing high quality products, free 24/7/365 technical support, comprehensive warranties and rapid order fulfillment. With an average order size of less than one thousand dollars, the Company's Technology Products is less impacted by capital spending and more so by general information technology spending. The Company's Technology Products business provides additional distribution and support capabilities along with access to Black Box branded products to both the Voice Communications and Data Infrastructure businesses which provide cost benefits.

The Company services a variety of clients within most major industries, with the highest concentration in government, business services, manufacturing, banking, retail, healthcare and technology. Factors that impact those verticals, therefore, could have an impact on the Company. While the Company generates most of its revenues in North America, the Company also generates revenues from around the world, primarily Europe, such that factors that impact European markets could impact the Company.

Company Management ("Management") strives to develop extensive and long-term relationships with high-quality clients as Management believes that satisfied clients will demand quality services and product offerings even in economic downturns.

Management is presented with and reviews revenues and operating income (loss) by geographical segment. In addition, revenues and gross profit information by service type are provided herein for purposes of further analysis.

The Company targets strategic acquisitions which it believes will deepen its capabilities and expand market opportunity. The Company has completed several acquisitions from April 1, 2009 through March 31, 2012 that have had an impact on the Company's consolidated financial statements and, more specifically, North America Voice Communications and North America Data Infrastructure for the periods under review. Fiscal 2012 acquisitions include (i) InnerWireless, Inc. and (ii) PS Technologies, LLC. Fiscal 2011 acquisitions include LOGOS Communications Systems, Inc. Fiscal 2010 acquisitions include (i) Quanta Systems, LLC and (ii) CBS Technologies Corp. The acquisitions noted above are collectively referred to as the "Acquired Companies." References to the Acquired Companies within our comparison of Fiscal 2012 and Fiscal 2011 are intended to describe the Acquired Companies from April 1, 2010 through March 31, 2012. References to the Acquired Companies within our comparison of Fiscal 2011 and Fiscal 2010 are intended to describe the Acquired Companies from April 1, 2009 through March 31, 2011. The results of operations of the Acquired Companies are included within the Company's Consolidated Statements of Operations beginning on their respective acquisition dates.

The Company incurs certain expenses such as the amortization of intangible assets on acquisitions, goodwill impairment loss, the change in fair value of the interest-rate swaps, employee severance and facility consolidation costs, historical stock option granting practices investigation and related matters costs and the United States General Services Administration ("GSA") settlement that it excludes when evaluating the continuing operations of the Company. The following table summarizes those expenses and the impact on Operating income (loss) and Income (loss) before provision (benefit) for income taxes for the periods presented:

Fiscal	**2012**	**2011**	**2010**
Amortization of intangible assets on acquisitions	$ 12,980	$ 12,111	$ 15,150
Goodwill impairment	317,797	—	—
Employee severance and facility consolidation costs	—	—	4,557
Historical stock option granting practices investigation and related matters costs	—	—	4,829
GSA settlement	—	—	2,860
Impact on Operating income (loss)	**$ (330,777)**	**$ (12,111)**	**$ (27,396)**
Change in fair value of the interest-rate swaps	(530)	(2,968)	(65)
Impact on Income (loss) before provision (benefit) for income taxes	**$ (330,247)**	**$ (9,143)**	**$ (27,331)**

The following table provides information on Revenues and Operating income (loss) by reportable geographic segment (North America, Europe and All Other). The table below should be read in conjunction with the following discussions.

Fiscal	2012		2011		2010	
	$	% of total revenue	$	% of total revenue	$	% of total revenue
Revenues						
North America	$ 943,717	86.8 %	$ 931,181	87.2%	$ 829,233	86.3%
Europe	105,492	9.7 %	100,221	9.4%	99,502	10.3%
All Other	38,319	3.5 %	36,827	3.4%	32,658	3.4%
Total	**$ 1,087,528**	**100 %**	**$ 1,068,229**	**100%**	**$ 961,393**	**100%**
Operating income (loss)						
North America[1]	$ (214,448)		$ 76,789		$ 47,623	
% of North America revenues	(22.7) %		8.2 %		5.7 %	
Europe[2]	$ (30,347)		$ 8,032		$ 10,148	
% of Europe revenues	(28.8) %		8.0 %		10.2 %	
All Other	$ 5,122		$ 6,237		$ 5,272	
% of All Other revenues	13.4 %		16.9 %		16.1 %	
Total	**$ (239,673)**	**(22.0) %**	**$ 91,058**	**8.5%**	**$ 63,043**	**6.6%**

(1) Includes goodwill impairment loss of $277,132 recorded during the third quarter of Fiscal 2012.
(2) Includes goodwill impairment loss of $40,665 recorded during the third quarter of Fiscal 2012.

The following table provides information on Revenues and Gross profit by service type (Data Infrastructure, Voice Communications and Technology Products). The table below should be read in conjunction with the following discussions:

Fiscal	2012		2011		2010	
	$	% of total revenue	$	% of total revenue	$	% of total revenue
Revenues						
Data Infrastructure	$ 247,157	22.7%	$ 230,719	21.6%	$ 187,535	19.5%
Voice Communications	641,731	59.0%	648,512	60.7%	593,562	61.7%
Technology Products	198,640	18.3%	188,998	17.7%	180,296	18.8%
Total	**$ 1,087,528**	**100%**	**$ 1,068,229**	**100%**	**$ 961,393**	**100%**
Gross profit						
Data Infrastructure	$ 62,032		$ 59,287		$ 51,048	
% of Data Infrastructure revenues	25.1 %		25.7 %		27.2 %	
Voice Communications	$ 196,279		$ 210,558		$ 197,673	
% of Voice Communications revenues	30.6 %		32.5 %		33.3 %	
Technology Products	$ 88,185		$ 87,265		$ 86,660	
% of Technology Products revenues	44.4%		46.2 %		48.1 %	
Total	**$ 346,496**	**31.9%**	**$357,110**	**33.4%**	**$ 335,381**	**34.9%**

Fiscal 2012 Compared To Fiscal 2011

Total Revenues

Total revenues for Fiscal 2012 were $1,087,528, an increase of 2% compared to total revenues for Fiscal 2011 of $1,068,229. The Acquired Companies contributed incremental revenue of $77,336 and $8,973 for Fiscal 2012 and Fiscal 2011, respectively. Excluding the effects of the acquisitions and the positive exchange rate impact of $6,725 in Fiscal 2012 relative to the U.S. dollar, total revenues would have decreased 5% from $1,059,256 in Fiscal 2011 to $1,003,467 in Fiscal 2012 for the reasons discussed below.

Revenues by Geography

North America

Revenues in North America for Fiscal 2012 were $943,717, an increase of 1% compared to revenues for Fiscal 2011 of $931,181. The Acquired Companies contributed incremental revenue of $77,336 and $8,973 for Fiscal 2012 and Fiscal 2011, respectively. Excluding the effects of the acquisitions and the positive exchange rate impact of $697 in Fiscal 2012 relative to the U.S. dollar, North American revenues would have decreased 6% from $922,208 in Fiscal 2011 to $865,684 in Fiscal 2012. The Company believes that this decrease was primarily due to decreased activity for Voice Communications within the government revenue vertical primarily caused by delays in funding as well as project and task order initiation partially offset by increased activity for both end-user and indirect sales of Data Infrastructure within the business services, financial services, retail and manufacturing revenue verticals which was a result of strategic pricing initiatives designed to grow revenues and further penetrate these markets and a general increase in activity for Technology Products primarily due to strategic pricing initiatives.

Europe

Revenues in Europe for Fiscal 2012 were $105,492, an increase of 5% compared to revenues for Fiscal 2011 of $100,221. Excluding the positive exchange rate impact of $4,382 in Fiscal 2012 relative to the U.S. dollar, Europe revenues would have increased 1% from $100,221 in Fiscal 2011 to $101,110 in Fiscal 2012. Data Infrastructure and Technology Products activity was relatively comparable period over period.

All Other

Revenues for All Other for Fiscal 2012 were $38,319, an increase of 4% compared to revenues for Fiscal 2011 of $36,827. Excluding the positive exchange rate impact of $1,646 in Fiscal 2012 relative to the U.S. dollar, All Other revenues would have been relatively consistent at $36,827 in Fiscal 2011 and $36,673 in Fiscal 2012.

Revenues by Service Type

Data Infrastructure

Revenues from Data Infrastructure for Fiscal 2012 were $247,157, an increase of 7% compared to revenues for Fiscal 2011 of $230,719. The Acquired Companies contributed incremental revenue of $6,025 and $0 for Fiscal 2012 and Fiscal 2011, respectively. Excluding the effects of the acquisitions and the positive exchange rate impact of $2,042 in Fiscal 2012 relative to the U.S. dollar for international Data Infrastructure, Data Infrastructure revenues would have increased 4% from $230,719 in Fiscal 2011 to $239,090 in Fiscal 2012. The Company believes that this increase was primarily due to increased activity for both end-user and indirect sales in North America within the business services, financial services, retail and manufacturing revenue verticals which was a result of strategic pricing initiatives designed to grow revenues and further penetrate this market and a general increase in activity in Europe.

Voice Communications

Revenues from Voice Communications for Fiscal 2012 were $641,731, a decrease of 1% compared to revenues for Fiscal 2011 of $648,512. The Acquired Companies contributed incremental revenue of $71,311 and $8,973 for Fiscal 2012 and Fiscal 2011, respectively. Excluding the effects of the acquisitions, Voice Communications revenues would have decreased 11% from $639,539 in Fiscal 2011 to $570,420 in Fiscal 2012. The Company believes that this decrease was primarily due to decreased activity within the government revenue vertical primarily caused by delays in funding as well as project and task order initiation. There was no exchange rate impact on Voice Communications revenues as all of the Company's Voice Communications revenues are denominated in U.S. dollars.

Technology Products

Revenues from Technology Products for Fiscal 2012 were $198,640, an increase of 5% compared to revenues for Fiscal 2011 of $188,998. Excluding the positive exchange rate impact of $4,683 in Fiscal 2012 relative to the U.S. dollar for international Technology Products, Technology Products revenues would have increased 3% from $188,998 in Fiscal 2011 to $193,957 in Fiscal 2012. The Company believes this increase was primarily due to a general increase in activity in North America primarily due to strategic pricing initiatives along with relatively comparable activity in Europe.

Gross profit

Gross profit for Fiscal 2012 was $346,496, a decrease of 3% compared to gross profit for Fiscal 2011 of $357,110. Gross profit as a percent of revenues for Fiscal 2012 was 31.9%, a decrease of 1.5% compared to gross profit as a percentage of revenues for Fiscal 2011 of 33.4%. The Company believes the percent decrease was due primarily to overall service type mix, strategic pricing initiatives for Voice Communications, Data Infrastructure and Technology Products and product mix and increased product costs for Technology Products. The dollar decrease was primarily due to a decrease in gross profit as a percentage of revenues.

Gross profit for Data Infrastructure for Fiscal 2012 was $62,032, or 25.1% of revenues, compared to gross profit for Fiscal 2011 of $59,287, or 25.7% of revenues. Gross profit for Voice Communications for Fiscal 2012 were $196,279, or 30.6% of revenues, compared to gross profit for Fiscal 2011 of $210,558, or 32.5% of revenues. Gross profit for Technology Products for Fiscal 2012 were $88,185, or 44.4% of revenues, compared to gross profit for Fiscal 2011 of $87,265, or 46.2% of revenues. Please see the preceding paragraph for the analysis of gross profit variances by segment.

Selling, general & administrative expenses

Selling, general & administrative expenses for Fiscal 2012 were $255,347, an increase of 1% compared to Selling, general & administrative expenses for Fiscal 2011 of $253,896. Selling, general & administrative expenses as a percent of revenues for Fiscal 2012 were 23.5%, a decrease of 0.3% compared to Selling, general & administrative expenses as a percent of revenues for Fiscal 2011 of 23.8%. The increase in Selling, general & administrative expenses was primarily due to additional operating expenses for the Acquired Companies of approximately $8,645. Excluding the Acquired Companies' Selling, general & administrative expenses of $10,651 and $2,006 for Fiscal 2012 and Fiscal 2011, respectively, and the revenues of the Acquired Companies noted above, Selling, general & administrative expenses as a percent of revenues increased over the prior year primarily due to additional operating expenses related to expected higher revenues levels.

Selling, general & administrative expenses generally include expenses for sales and marketing, engineering, product management, centers of excellence and corporate expenses. Many of these expenses do not change significantly with changes in revenue.

Goodwill impairment loss

Goodwill impairment loss for Fiscal 2012 was $317,797 compared to Goodwill impairment loss for Fiscal 2011 of $0. See "Goodwill" below for additional information.

Intangibles amortization

Intangibles amortization for Fiscal 2012 was $13,025, an increase of 7% compared to Intangible amortization for Fiscal 2011 of $12,156. The increase was primarily attributable to the addition of intangible assets from acquisitions completed subsequent to the fourth quarter of Fiscal 2011 partially offset by the amortization run-out for certain intangible assets.

Operating income (loss)

As a result of the foregoing, Operating loss for Fiscal 2012 was $239,673 compared to Operating income for Fiscal 2011 of $91,058.

Interest expense (income), net

Interest expense for Fiscal 2012 was $5,148, a decrease of 5% compared to Interest expense for Fiscal 2011 of $5,430. Interest expense as a percent of revenues was 0.5% for Fiscal 2012 and Fiscal 2011. The Company's interest-rate swaps (as defined below) contributed gains of $530 and $2,968 for Fiscal 2012 and Fiscal 2011, respectively, due to the change in fair value.

Excluding the Company's interest-rate swaps, the decrease in interest expense was due to decreases in the weighted-average interest rate from 1.2% for Fiscal 2011 to 1.1% for Fiscal 2012 and in the weighted-average outstanding debt from $213,124 for Fiscal 2011 to $194,055 for Fiscal 2012. The decrease in the weighted-average interest rate was due primarily to the overall decline in short-term interest rates.

Provision (benefit) for income taxes

The tax provision for Fiscal 2012 was $1,668, an effective tax rate of (0.7)%. This compares to the tax provision for Fiscal 2011 of $32,418, an effective tax rate of 38.0%. The tax rate for Fiscal 2012 was lower than the tax rate for Fiscal 2011 primarily due to $262,703 of non-deductible goodwill impairment loss (see "Goodwill" below for additional information) and a reduction in reserves related to the settlement of an Internal Revenue Service audit for Fiscal 2007 through Fiscal 2010 and a state audit for Fiscal 2005 through Fiscal 2011. The Company anticipates that its deferred tax asset is realizable in the foreseeable future.

Net income (loss)

As a result of the foregoing, Net loss for Fiscal 2012 was $247,734 compared to Net income for Fiscal 2011 of $52,862.

Fiscal 2011 Compared To Fiscal 2010

Total Revenues

Total revenues for Fiscal 2011 were $1,068,229, an increase of 11% compared to total revenues for Fiscal 2010 of $961,393. The Acquired Companies contributed incremental revenue of $36,365 and $11,561 for Fiscal 2011 and Fiscal 2010, respectively. Excluding the effects of the acquisitions and the positive exchange rate impact of $5 in Fiscal 2011 relative to the U.S. dollar, total revenues would have increased 9% from $949,832 in Fiscal 2010 to $1,031,859 in Fiscal 2011 for the reasons discussed below.

Revenues by Geography

North America

Revenues in North America for Fiscal 2011 were $931,181, an increase of 12% compared to revenues for Fiscal 2010 of $829,233. The Acquired Companies contributed incremental revenue of $36,365 and $11,561 for Fiscal 2011 and Fiscal 2010, respectively. Excluding the effects of the acquisitions and the positive exchange rate impact of $1,709 in Fiscal 2011 relative to the U.S. dollar, North American revenues would have increased 9% from $817,672 in Fiscal 2010 to $893,107 in Fiscal 2011. The Company believes that this increase was primarily due to increased activity for both end-user and indirect sales of Voice Communications within the government (primarily federal and state) and retail revenue verticals, increased activity for both end-user and indirect sales of Data Infrastructure within the business services, financial services and technology revenue verticals and a general increase in activity for Technology Products.

Europe

Revenues in Europe for Fiscal 2011 were $100,221, an increase of 1% compared to revenues for Fiscal 2010 of $99,502. Excluding the negative exchange rate impact of $3,725 in Fiscal 2011 relative to the U.S. dollar, Europe revenues would have increased 4% from $99,502 in Fiscal 2010 to $103,946 in Fiscal 2011. The Company believes this increase was primarily due to several large orders for Technology Products within the business services revenue vertical. Revenues in Europe otherwise continued to be impacted by weak general economic conditions that affected client demand for Data Infrastructure and Technology Products.

All Other

Revenues for All Other for Fiscal 2011 were $36,827, an increase of 13% compared to revenues for Fiscal 2010 of $32,658. Excluding the positive exchange rate impact of $2,021 in Fiscal 2011 relative to the U.S. dollar, All Other revenues would have increased 7% from $32,658 in Fiscal 2010 to $34,806 in Fiscal 2011.

Revenues by Service Type

Data Infrastructure

Revenues from Data Infrastructure for Fiscal 2011 were $230,719, an increase of 23% compared to revenues for Fiscal 2010 of $187,535. Excluding the positive exchange rate impact of $714 in Fiscal 2011 relative to the U.S. dollar for international Data Infrastructure, Data Infrastructure revenues would have increased 23% from $187,535 in Fiscal 2010 to $230,005 in Fiscal 2011. The Company believes that this increase was primarily due to increased activity for both end-user and indirect sales in North America within the business services, financial services and technology revenue verticals.

Voice Communications

Revenues from Voice Communications for Fiscal 2011 were $648,512, an increase of 9% compared to revenues for Fiscal 2010 of $593,562. The Acquired Companies contributed incremental revenue of $36,365 and $11,561 for Fiscal 2011 and Fiscal 2010, respectively. Excluding the effects of the acquisitions, Voice Communications revenues would have increased 5% from $582,001 in Fiscal 2010 to $612,147 in Fiscal 2011. The Company believes that this increase was primarily due to increased activity in its indirect channel and within the government (primarily federal and state) and retail revenue verticals in its direct channel. There was no exchange rate impact on Voice Communications revenues as all of the Company's Voice Communications revenues are denominated in U.S. dollars.

Technology Products

Revenues from Technology Products for Fiscal 2011 were $188,998, an increase of 5% compared to revenues for Fiscal 2010 of $180,296. Excluding the negative exchange rate impact of $709 in Fiscal 2011 relative to the U.S. dollar for international Technology Products, Technology Products revenues would have increased 5% from $180,296 in Fiscal 2010 to $189,707 in Fiscal 2011. The Company believes this increase was primarily due to several large orders in Europe within the business services revenue vertical and a general increase in activity in North America and All Other.

Gross profit

Gross profit for Fiscal 2011 was $357,110, an increase of 6% compared to gross profit for Fiscal 2010 of $335,381. Gross profit as a percent of revenues for Fiscal 2011 was 33.4%, a decrease of 1.5% compared to gross profit as a percentage of revenues for Fiscal 2010 of 34.9%. The Company believes the percent decrease was due primarily to an increase in project-related work, which carries a lower margin than MAC work and maintenance work, for Voice Communications, lower margin projects primarily due to several strategic investments and continued pricing pressures for Data Infrastructure and product mix for Technology Products. The dollar increase was primarily due to the increase in revenues partially offset by the decrease in gross profit as a percentage of revenues.

Gross profit for Data Infrastructure for Fiscal 2011 was $59,287, or 25.7% of revenues, compared to gross profit for Fiscal 2010 of $51,048, or 27.2% of revenues. Gross profit for Voice Communications for Fiscal 2011 was $210,558, or 32.5% of revenues, compared to gross profit for Fiscal 2010 of $197,673, or 33.3% of revenues. Gross profit for Technology Products for Fiscal 2011 was $87,265, or 46.2% of revenues, compared to gross profit for Fiscal 2010 of $86,660, or 48.1% of revenues. Please see the preceding paragraph for the analysis of gross profit variances by segment.

Selling, general & administrative expenses

Selling, general & administrative expenses for Fiscal 2011 were $253,896, a decrease of 1% compared to Selling, general & administrative expenses for Fiscal 2010 of $257,136. Selling, general & administrative expenses as a percent of revenue for Fiscal 2011 were 23.8%, a decrease of 2.9% compared to Selling, general & administrative expenses as a percent of revenue for Fiscal 2010 of 26.7%. During Fiscal 2010, the Company incurred certain Selling, general & administrative expenses (i.e., non-cash expenditures and other cash expenditures which do not recur on an annual basis) that Management excludes when evaluating the continuing operations of the Company. These items are historical stock option granting practices investigation and related matters costs of $4,829, the GSA settlement of $2,860 and employee severance and facility consolidation costs of $4,557.

The increase in Selling, general & administrative expenses was primarily due to the increase in costs to support the total revenue growth discussed above. The decrease in Selling, general & administrative expenses as a percent of revenue over the prior year was primarily due to certain leveraging of the Company's cost structure as revenues continued to increase and efficiencies resulting from an ongoing evaluation of the Company's cost structure. The preceding provides explanations for the year-over-year change which excludes the items described above.

Selling, general & administrative expenses generally include expenses for sales and marketing, engineering, product management, centers of excellence and corporate expenses. Many of these expenses do not change significantly with changes in revenue.

Intangibles amortization

Intangibles amortization for Fiscal 2011 was $12,156, a decrease of 20% compared to Intangible amortization for Fiscal 2010 of $15,202. The decrease was primarily attributable to the amortization run-out for certain intangible assets partially offset by the addition of intangible assets from acquisitions completed subsequent to the fourth quarter of Fiscal 2010.

Operating income (loss)

As a result of the foregoing, Operating income for Fiscal 2011 was $91,058, an increase of 44% compared to Operating income for Fiscal 2010 of $63,043 and Operating income as a percent of revenues for Fiscal 2011 was 8.5%, an increase of 1.9% compared to Operating income as a percent of revenues for Fiscal 2010 of 6.6%.

Interest expense (income), net

Interest expense for Fiscal 2011 was $5,430, a decrease of 39% compared to Interest expense for Fiscal 2010 of $8,882. Interest expense as a percent of revenues for Fiscal 2011 was 0.5%, a decrease of 0.4% compared to Interest expense as a percent of revenues for Fiscal 2010 of 0.9%. The Company's interest-rate swaps contributed gains of $2,968 and $65 for Fiscal 2011 and Fiscal 2010, respectively, due to the change in fair value.

Excluding the Company's interest-rate swaps, the decrease in interest expense was due to decreases in the weighted-average interest rate from 1.4% for Fiscal 2010 to 1.2% for Fiscal 2011 and in the weighted-average outstanding debt from $246,545 for Fiscal 2010 to $213,124 for Fiscal 2011. The decrease in the weighted-average interest rate was due primarily to the overall decline in short-term interest rates.

Provision (benefit) for income taxes

The tax provision for Fiscal 2011 was $32,418, an effective tax rate of 38.0%. This compared to the tax provision for Fiscal 2010 of $19,824, an effective tax rate of 36.5%. The tax rate for Fiscal 2011 was higher than the tax rate for Fiscal 2010 due to an increase in state income taxes and uncertain income tax positions (including interest and penalties) partially offset by foreign currency exchange effects on previously-taxed income. The Company anticipates that its deferred tax asset is realizable in the foreseeable future.

Net income (loss)

As a result of the foregoing, Net income for Fiscal 2011 was $52,862, an increase of 53% compared to Net income for Fiscal 2010 of $34,503 and Net income as a percent of revenues for Fiscal 2011 was 4.9%, an increase of 1.3% compared to Net income as a percent of revenues for Fiscal 2010 of 3.6%.

Liquidity and Capital Resources

Cash Flows from Operating Activities

Net cash provided by operating activities during Fiscal 2012 was $65,821. Significant factors contributing to the source of cash were: net loss of $247,734 inclusive of non-cash charges of $18,459, $9,296 and $317,797 for amortization/depreciation expense, stock compensation expense and goodwill impairment loss, respectively, as well as a decrease in costs in excess of billings of $19,133. Significant factors contributing to a use of cash were: increases in deferred taxes of $23,328 primarily related to the tax deductible portion of the goodwill impairment loss and inventory of $3,540 and decreases in accrued compensation, trade accounts payable, billings in excess of costs and accrued taxes of $3,963, $3,460, $6,603 and $9,238, respectively. Changes in the above accounts are based on average Fiscal 2012 exchange rates.

Net cash provided by operating activities during Fiscal 2011 was $54,865. Significant factors contributing to the source of cash were: net income of $52,862 inclusive of non-cash charges of $18,222, $10,270 and $7,806 for amortization/depreciation expense, stock compensation expense and deferred taxes, respectively, as well as increases in billings in excess of costs of $2,146 and accrued taxes of $2,292. Significant factors contributing to a use of cash were: increases in trade accounts receivable and costs in excess of billings of $10,393 and $17,537, respectively, as well as decreases in restructuring reserves of $3,458 and accrued expenses of $6,439. Changes in the above accounts are based on average Fiscal 2011 exchange rates.

Net cash provided by operating activities during Fiscal 2010 was $61,948. Significant factors contributing to the source of cash were: net income of $34,503 inclusive of non-cash charges of $22,923 and $6,775 for amortization/depreciation expense and stock compensation expense, respectively, as well as decreases in net inventory of $5,709 and net trade accounts receivable of $21,780 and increases in accrued taxes of $2,539 and accrued compensation and benefits of $2,426. Significant factors contributing to a use of cash were: decreases in trade accounts payable, billings in excess of costs and restructuring reserves of $13,902, $4,641 and $5,161, respectively, and an increase in costs in excess of billings of $12,815. Changes in the above accounts are based on average Fiscal 2010 exchange rates.

As of March 31, 2012, 2011 and 2010, the Company had Cash and cash equivalents of $22,444, $31,212 and $20,885, respectively, working capital of $166,167, $164,595 and $126,585, respectively, and a current ratio of 1.9, 1.8 and 1.6, respectively.

The Company believes that its cash provided by operating activities and availability under its credit facility will be sufficient to fund the Company's working capital requirements, capital expenditures, dividend program, potential stock repurchases, potential future acquisitions or strategic investments and other cash needs for the next twelve (12) months.

Investing Activities

Net cash used by investing activities during Fiscal 2012 was $48,418. Significant factors contributing to a use of cash were: $41,065 for acquisitions and $7,633 for gross capital expenditures.

Net cash used by investing activities during Fiscal 2011 was $19,670. Significant factors contributing to a use of cash were: $14,640 for acquisitions and $5,149 for gross capital expenditures.

Net cash used by investing activities during Fiscal 2010 was $21,121. Significant factors contributing to a use of cash were: $18,977 for acquisitions and $2,300 for gross capital expenditures.

See Note 11 of the Notes to the Consolidated Financial Statements for additional details regarding these acquisitions.

Financing Activities

Net cash used for financing activities during Fiscal 2012 was $23,744. Significant factors contributing to the cash outflow were: $15,292 for the purchase of treasury stock (including $1,521 for the purchase of treasury stock related to the vesting in May 2011 of certain restricted stock units and performance shares), $4,798 for the payment of dividends, $1,911 of net payments on long-term debt and $1,743 for the payment of deferred financing costs related to the New Credit Agreement (as defined below).

Net cash used for financing activities during Fiscal 2011 was $26,462. Significant factors contributing to a use of cash were:$30,284 of net payments on long-term debt and $4,232 for the payment of dividends. A significant factor contributing to the source of cash was $9,239 of proceeds from the exercise of stock options.

Net cash used for financing activities during Fiscal 2010 was $43,263. Significant factors contributing to the cash outflow were $39,053 of net payments on long-term debt and $4,210 for the payment of dividends.

Total Debt

Revolving Credit Agreement—On January 30, 2008, the Company entered into a Third Amended and Restated Credit Agreement dated as of January 30, 2008 with Citizens Bank of Pennsylvania, as agent, and a group of lenders and, on October 8, 2010, the Company entered into the First Amendment to Credit Agreement primarily to permit the Company to make certain joint venture investments (as amended, the "Credit Agreement"). The Credit Agreement was scheduled to expire on January 30, 2013. Borrowings under the Credit Agreement were permitted up to a maximum amount of $350,000, which included up to $20,000 of swing-line loans and $25,000 of letters of credit. The Credit Agreement could have been increased by the Company up to an additional $100,000 with the approval of the lenders and could have been unilaterally and permanently reduced by the Company to not less than the then outstanding amount of all borrowings. Interest on outstanding indebtedness under the Credit Agreement accrued, at the Company's option, at a rate based on either: (a) the greater of (i) the prime rate per annum of the agent then in effect and (ii) 0.50% plus the rate per annum announced by the Federal Reserve Bank of New York as being the weighted-average of the rates on overnight Federal funds transactions arranged by Federal funds brokers on the previous trading day or (b) a rate per annum equal to the LIBOR rate plus 0.50% to 1.125% (determined by a leverage ratio based on the Company's consolidated Earnings Before Interest Taxes Depreciation and Amortization ("EBITDA")). The Credit Agreement required the Company to maintain compliance with certain non-financial and financial covenants such as leverage and fixed-charge coverage ratios.

On March 23, 2012, the Company entered into a Credit Agreement datec as of March 23, 2012 (the "New Credit Agreement") with Citizens Bank of Pennsylvania, as administrative agent, and certain other lender parties. The New Credit Agreement, which replaces the Credit Agreement, expires on March 23, 2017. Borrowings under the New Credit Agreement are permitted up to a maximum amount of $400,000, which includes up to $25,000 of swing-line loans and $25,000 of letters of credit. The New Credit Agreement may be increased by the Company up to an additional $100,000 with the approval of the lenders and may be unilaterally and permanently reduced by the Company to not less than the then outstanding amount of all borrowings. Interest on outstanding indebtedness under the New Credit Agreement accrues, at the Company's option, at a rate based on either: (a) the greater of (i) the prime rate per annum of the agent then in effect and (ii) 0.50% plus the rate per annum announced by the Federal Reserve Bank of New York as being the weighted-average of the rates on overnight Federal funds transactions arranged by Federal funds brokers on the previous trading day, in each case plus 0% to 0.75% (determined by a leverage ratio based on the Company's consolidated EBITDA) or (b) a rate per annum equal to the LIBOR rate plus 0.875% to 1.750% (determined by a leverage ratio based on the Company's consolidated EBITDA). The New Credit Agreement requires the Company to maintain compliance with certain non-financial and financial covenants such as leverage and fixed-charge coverage ratios. As of March 31, 2012, the Company was in compliance with all financial covenants under the New Credit Agreement.

As of March 31, 2012, the Company had total debt outstanding of $179,984. Total debt was comprised of $179,470 outstanding under the New Credit Agreement and $514 of obligations under capital leases and various other third-party, non-employee loans. Under the Credit Agreement or the New Credit Agreement, as the case may be, the maximum amount of debt outstanding, the weighted-average balance outstanding and the weighted-average interest rate on all outstanding debt for Fiscal 2012 was $216,180, $194,055 and 1.1%, respectively, compared to $237,255, $213,124 and 1.2%, and $261,750, $246,545 and 1.4%, for Fiscal 2011 and Fiscal 2010, respectively.

As of March 31, 2012, the Company had $4,657 outstanding in letters of credit and $215,873 in unused commitments under the New Credit Agreement.

Dividends

The following table presents information about the Company's dividend program:

Period	Record Date	Payment Date	Rate	Aggregate Value
4Q12	March 30, 2012	April 13, 2012	$ 0.07	$ 1,223
3Q12	December 30, 2011	January 12, 2012	0.07	1,223
2Q12	September 30, 2011	October 13, 2011	0.07	1,238
1Q12	July 1, 2011	July 14, 2011	0.07	1,263
4Q11	March 31, 2011	April 13, 2011	0.06	1,065
3Q11	December 31, 2010	January 14, 2011	0.06	1,066
2Q11	October 1, 2010	October 15, 2010	0.06	1,057
1Q11	July 2, 2010	July 19, 2010	0.06	1,056

While the Company's Board of Directors (the "Board") expects to continue to declare quarterly dividends, the payment of future dividends is at the discretion of the Company's Board and the timing and amount of any future dividends will depend upon earnings, cash requirements and the financial condition of the Company. Under the New Credit Agreement, the Company is permitted to make any distribution or dividend as long as no Event of Default or Potential Default shall have occurred and is continuing or shall occur as a result thereof. In addition, no distribution or dividend is permitted under the New Credit Agreement if such event would violate a consolidated leverage ratio other than regular quarterly dividends not exceeding $15,000 per year.

Repurchase of Common Stock

Common Stock Repurchases

The following table presents information about the Company's common stock, par value $.001 (the "common stock") repurchases:

During the first quarter of Fiscal 2012, the Company made tax payments of $1,521 and withheld 45,778 shares of common stock, which

Fiscal	2012	2011
Common stock purchased	606,978	16,572
Aggregate purchase price	$ 15,292	$ 485
Average purchase price	$ 25.19	$ 29.31

were designated as treasury shares, at an average price per share of $33.22, related to share withholding to satisfy employee income taxes due as a result of the vesting in May 2011 of certain restricted stock units and performance shares. During the first quarter of Fiscal 2011, the Company made tax payments of $482 and withheld 16,488 shares of common stock, which were designated as treasury shares, at an average price per share of $29.26, related to share withholding to satisfy employee income taxes due as a result of the vesting in May 2010 of certain restricted stock units.

Since the inception of the repurchase program in April 1999 through March 31, 2012, the Company has repurchased 8,187,479 shares of common stock for an aggregate purchase price of $336,869, or an average purchase price per share of $41.14. These shares do not include the treasury shares withheld for tax payments resulting from the vesting of certain restricted stock units and performance shares. As of March 31, 2012, 312,521 shares were available under repurchase programs approved by the Board. On May 10, 2012, the Company announced that the Board approved an additional 1,000,000 shares under a new repurchase program resulting in 1,312,521 shares of common stock available for repurchase as of May 10, 2012. Additional repurchases of common stock may occur from time to time depending upon factors such as the Company's cash flows and general market conditions. There can be no assurance as to the timing or amount of such repurchases. Under the New Credit Agreement, the Company is permitted to repurchase its common stock as long as no Event of Default or Potential Default shall have occurred and is continuing or shall occur as a result thereof. In addition, no repurchase of common stock is permitted under the New Credit Agreement if such event would violate a consolidated leverage ratio.

Contractual Obligations

The Company has various contractual obligations and commitments to make future payments including debt agreements, operating and capital lease obligations and discounted lease rental commitments.

The following table summarizes significant contractual obligations and commitments of the Company as of March 31, 2012. Except as set forth in the following table, the Company does not have any material long-term purchase obligations or other long-term liabilities that are reflected on its balance sheet as of March 31, 2012:

	Payments Due by Period[1]				
	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Long-term debt obligations	$ —	$ —	$ 179,470	$ —	$ 179,470
Interest expense on long-term debt	2,549	5,099	5,043	—	12,691
Capital lease obligations	363	144	7	—	514
Operating lease obligations	11,876	15,622	7,371	3,196	38,065
Total contractual obligations	$ 14,788	$ 20,865	$ 191,891	$ 3,196	$ 230,740

[1]Not included in the above table are potential cash obligations of $17,340 associated with an unfunded pension liability due to the high degree of uncertainty regarding the timing of future cash outflows associated with such obligation.

The estimated interest expense payments on long-term debt reflected in the table above are based on both the amount outstanding under the credit facility and the weighted-average interest rate in effect as of March 31, 2012.

As of March 31, 2012, the Company had commercial commitments of $4,657, which are generally due within the next twelve (12) months.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, other than those disclosed above, that are material to investors.

Inflation

The overall effects of inflation on the Company have been nominal. Although long-term inflation rates are difficult to predict, the Company continues to strive to minimize the effect of inflation through improved productivity and cost reduction programs as well as price adjustments within the constraints of market competition.

Legal Proceedings

Please see the matters discussed in Note 16 of the Notes to the Consolidated Financial Statements, which information is incorporated herein by reference.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions that may affect the reported financial condition and results of operations should actual results differ. The Company bases its estimates and assumptions on the best available information and believes them to be reasonable for the circumstances. The Company's significant accounting policies are described in Note 2 of the Notes to the Consolidated Financial Statements. The Company believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity.

Allowance for doubtful accounts receivable

The Company records an allowance for doubtful accounts receivable as an offset to accounts receivable in order to present a net balance the Company believes will be collected. This allowance is based on both recent trends of certain accounts receivable ("specific reserve") estimated to be a greater credit risk as well as general trends of the entire accounts receivable pool ("general reserve"). The Company computes a specific reserve by identifying specifically at-risk accounts receivable and applying historic reserve factors to the outstanding balance. The Company computes a general reserve by reviewing the accounts receivable aging and applying reserve factors based upon the age of the account receivable. If the estimate of uncollectible accounts receivable should prove inaccurate at some future date, the results of operations for the period could be materially affected by any necessary correction to the allowance for doubtful accounts.

Inventories

The Company's inventory is valued at the lower of cost or market value and has been reduced by an allowance for excess and obsolete inventories. The Company records an estimate for slow moving and obsolete inventory ("inventory reserve") based upon product knowledge, physical inventory observation, future demand, market conditions and an aging analysis of the inventory on hand. If actual market conditions are less favorable than those projected by Management at some future date, the results of operations for the period could be materially affected by any necessary correction to the inventory reserve.

Deferred Income Taxes

The Company records deferred income tax assets and liabilities in its Consolidated Balance Sheets related to events that impact the Company's financial statements and tax returns in different periods. Deferred tax asset and liability balances are computed by identifying differences between the book basis and tax basis of assets and liabilities ("temporary differences") which are multiplied by the current tax rate. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized. If the Company's estimate of the realizable deferred tax assets should prove inaccurate at some future date, the results of operations for the period could be materially affected by any necessary correction to the deferred tax asset allowance.

Goodwill

The Company conducts its annual goodwill impairment assessment during the third quarter of its fiscal year, using data as of the end of the second quarter of its fiscal year. Goodwill is tested using a two-step process. The first step of the goodwill impairment assessment, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill ("net book value"). If the fair value of a reporting unit exceeds its net book value, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If net book value of a reporting unit exceeds its fair value, the second step of the goodwill impairment test will be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment assessment, used to measure the amount of impairment loss, if any, compares the implied fair value of reporting unit goodwill, which is determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

In the first step of the goodwill impairment assessment, the Company uses an income approach to derive a present value of the reporting unit's projected future annual cash flows and the present residual value of the reporting unit. The Company uses the income approach because it believes that the discounted future cash flows provide greater detail and opportunity to reflect facts, circumstances and economic conditions for each reporting unit. In addition, the Company believes that this valuation approach is a proven valuation technique and methodology for its industry and is widely accepted by investors. The Company uses a variety of underlying assumptions to estimate these future cash flows, which vary for each of the reporting units and include (i) future revenue growth rates, (ii) future operating profitability, (iii) the weighted-average cost of capital and (iv) a terminal growth rate. If the Company's estimates and assumptions used in the discounted future cash flows should change at some future date, the Company could incur an impairment charge which could have a material adverse effect on the results of operations for the period in which the impairment occurs.

In addition to estimating fair value of the Company's reporting units using the income approach, the Company also estimates fair value using a market-based approach which relies on values based on market multiples derived from comparable public companies. The Company uses the estimated fair value of the reporting units under the market approach to validate the estimated fair value of the reporting units under the income approach.

Beginning in 1998 and continuing through the present time, the Company has pursued a strategy to expand its technical capabilities and geographic footprint to include Data Infrastructure and Voice Communications in North America and Data Infrastructure in Europe by acquiring over one hundred companies that resulted in recording goodwill on its balance sheet. The North America and Europe reporting units continue to operate profitably and generate positive cash flow from operations, and the Company expects that each will continue to do so in Fiscal 2013 and beyond. However, the fair value as of October 1, 2011, derived from a discounted cash flow model, of the North America and Europe reporting units did not support the book value of goodwill recorded from those acquisitions. The primary factors contributing to the difference in fair value to book value were an increased weighted-average cost of capital for North America (primarily driven by an increase in the risk premium associated with the Company's industry segment relative to a control group) and lower profitability as a result of competitive market conditions for both North America and Europe.

As a result, as previously disclosed, the Company, after consultation by Management with the Audit Committee (the "Audit Committee") of the Board, recorded a non-cash, pre-tax goodwill impairment charge of $317,797 during the third quarter of Fiscal 2012 as a result of its annual goodwill assessment conducted as of October 1, 2011. The impairment charge did not impact the Company's business operations, compliance with debt covenants or future cash flows, or result in any cash expenditures.

In determining the impairment charge, the implied fair value of the reporting unit goodwill was compared to the carrying amount of the goodwill. The implied fair value of reporting unit goodwill was determined as the residual between the fair value of the reporting unit and the fair value of its assets (including any unrecognized intangible assets) and liabilities as of the annual goodwill assessment date.

At March 31, 2012, the Company's stock market capitalization was comparable with net book value. Each of the Company's reporting units continues to operate profitably and generate cash flow from operations, and the Company expects that each will continue to do so in Fiscal 2013 and beyond. The Company also believes that a reasonable potential buyer would offer a control premium for the business that would adequately cover any difference between the recent stock trading prices and the book value.

Future events that could result in an interim assessment of goodwill impairment and/or a potential impairment loss include, but are not limited to, (i) significant underperformance relative to historical or projected future operating results, (ii) significant changes in the manner of or use of the assets or the strategy for the Company's overall business, (iii) significant negative industry or economic trends, (iv) a further decline in market capitalization below book value and (v) a modification to the Company's operating segments. Management is currently considering alternative reporting segments for the purpose of making operational decisions and assessing financial performance. This contemplated change in reporting segments would affect the reporting units currently being used in the Company's annual goodwill impairment assessment. Any such change could result in an impairment charge which could have a material adverse effect on the results of operations for the period in which the impairment occurs.

Long-Lived Assets other than Goodwill

The Company reviews long-lived assets including property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows (undiscounted) expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. No impairments of long-lived assets have been identified during any of the periods presented.

Loss Contingencies

The Company incurs contingencies as a normal part of its business operations, such as future warranty obligations and potential liabilities relating to legal or regulatory matters. The Company accrues for contingent obligations when a loss is probable and the amount can be reasonably estimated.

Revenue Recognition

Within the Company's Technology Products service segment, revenues are recognized when title to products sold passes to the client, which generally occurs upon shipment from the Company's location.

Within the Company's Data Infrastructure and Voice Communications service segments, revenues are recognized from maintenance service contracts, MAC work and network integration services when the services are provided. Service contracts are generally pre-billed, recorded in Deferred revenue within the Company's Consolidated Balance Sheets and are generally recognized over the service period on a straight-line basis. Revenues from the sale and installation of products and systems are recognized using the percentage-of-completion method based upon the proportion of actual costs incurred to estimated total costs. At the time a loss on a contract becomes known, the entire amount of the estimated loss is recognized immediately in the financial statements. The Company has historically made reasonably accurate estimates of the extent of progress towards completion, contract revenues and contract costs on its long-term contracts. However, due to uncertainties inherent in the estimation process, actual results could differ materially from those estimates.

Impact of Recently Issued Accounting Pronouncements

There have been no accounting pronouncements adopted during Fiscal 2012, Fiscal 2011 or Fiscal 2010 that had a material impact on the Company's consolidated financial statements. There have been no new accounting pronouncements issued but not yet adopted that are expected to have a material impact on the Company's consolidated financial statements.

Cautionary Forward Looking Statements

When included in this Annual Report or in documents incorporated herein by reference, the words "should," "expects," "intends," "anticipates," "believes," "estimates," "approximates," "targets," "plans" and analogous expressions are intended to identify forward-looking statements. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. Although it is not possible to predict or identify all risk factors, such risks and uncertainties may include, among others, levels of business activity and operating expenses, expenses relating to corporate compliance requirements, cash flows, global economic and business conditions, successful integration of acquisitions, the timing and costs of restructuring programs, successful marketing of the Company's product and services offerings, successful implementation of the Company's M&A program including identifying appropriate targets, consummating transactions and successfully integrating the businesses, successful implementation of the Company's government contracting programs, competition, changes in foreign, political and economic conditions, fluctuating foreign currencies compared to the U.S. dollar, rapid changes in technologies, client preferences, the Company's arrangements with suppliers of voice equipment and technology, government budgetary constraints and various other matters, many of which are beyond the Company's control. Additional risk factors are included in this Annual Report. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and speak only as of the date of this Annual Report. The Company expressly disclaims any obligation or undertaking to release publicly any updates or any changes in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risks in the ordinary course of business that include interest-rate volatility and foreign currency exchange rates volatility. Market risk is measured as the potential negative impact on earnings, cash flows or fair values resulting from a hypothetical change in interest rates or foreign currency exchange rates over the next year. The Company does not hold or issue any other financial derivative instruments (other than those specifically noted below) nor does it engage in speculative trading of financial derivatives.

Interest-rate Risk

The Company's primary interest-rate risk relates to its long-term debt obligations. As of March 31, 2012, the Company had total long-term obligations of $179,470 under the New Credit Agreement. Of the outstanding debt, $125,000 was in variable rate debt that was effectively converted to a fixed rate through multiple interest-rate swap agreements (discussed in more detail below) and $54,470 was in variable rate obligations. As of March 31, 2012, an instantaneous 100 basis point increase in the interest rate of the variable rate debt would reduce the Company's net income (loss) in the subsequent fiscal year by $537 ($333 net of tax) assuming the Company employed no intervention strategies.

To mitigate the risk of interest-rate fluctuations associated with the Company's variable rate long-term debt, the Company has implemented an interest-rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings caused by interest-rate volatility. The Company's goal is to manage interest-rate sensitivity by modifying the re-pricing characteristics of certain balance sheet liabilities so that the net-interest margin is not, on a material basis, adversely affected by the movements in interest rates.

On May 24, 2006, the Company entered into a five-year floating-to-fixed interest-rate swap, with an effective date of July 26, 2006, that is based on a 3-month LIBOR rate versus a 5.44% fixed rate and has a notional value of $100,000 (which reduced to $50,000 as of July 26, 2009 and terminated on July 26, 2011). On June 15, 2009, the Company entered into a three-year floating-to-fixed interest-rate swap, with an effective date of July 27, 2009, that is based on a 3-month LIBOR rate versus a 2.28% fixed rate and has a notional value of $100,000 (which reduced to $50,000 on July 27, 2011). On May 19, 2011, the Company entered into a one-year floating-to-fixed interest-rate swap, with an effective date of July 26, 2011, that is based on a 3-month LIBOR rate versus a 0.58% fixed rate and has a notional value of $75,000. On November 15, 2011, the Company entered into a three-year floating-to-fixed interest-rate swap, with an effective start date of July 26, 2012, that is based on a 3-month LIBOR rate versus a 1.25% fixed rate and has a notional value of $125,000. As of March 31, 2012, $125,000 of the total variable debt outstanding under the New Credit Agreement was effectively converted to a fixed-rate through the interest-rate swaps noted above. The foregoing are sometimes referred to herein as the "Company's interest-rate swaps". Changes in the fair market value of the Company's interest-rate swaps are recorded as an asset or liability within the Company's Consolidated Balance Sheets and Interest expense (income) within the Company's Consolidated Statements of Operations.

Foreign Exchange Rate Risk

The Company has operations, clients and suppliers worldwide, thereby exposing the Company's financial results to foreign currency fluctuations. In an effort to reduce this risk of foreign currency fluctuations, the Company generally sells and purchases inventory based on prices denominated in U.S. dollars. Intercompany sales to subsidiaries are generally denominated in the subsidiaries' local currency. The Company has entered and will continue in the future, on a selective basis, to enter into foreign currency contracts to reduce the foreign currency exposure related to certain intercompany transactions, primarily trade receivables and loans. All of the foreign currency contracts have been designated and qualify as cash flow hedges. The effective portion of any changes in the fair value of the derivative instruments is recorded in Accumulated Other Comprehensive Income ("AOCI") until the hedged forecasted transaction occurs or the recognized currency transaction affects earnings. Once the forecasted transaction occurs or the recognized currency transaction affects earnings, the effective portion of any related gains or losses on the cash flow hedge is reclassified from AOCI to the Company's Consolidated Statements of Operations. In the event it becomes probable that the hedged forecasted transaction will not occur, the ineffective portion of any gain or loss on the related cash flow hedge would be reclassified from AOCI to the Company's Consolidated Statements of Operations.

As of March 31, 2012, the Company had open foreign currency contracts in Australian and Canadian dollars, Danish krone, Euros, Mexican pesos, Norwegian kroner, British pounds sterling, Swedish krona, Swiss francs and Japanese yen. The open contracts have contract rates ranging from 0.94 to 1.03 Australian dollar, 1.00 to 1.05 Canadian dollar, 5.57 to 5.82 Danish krone, 0.69 to 0.77 Euro, 12.30 to 12.30 Mexican peso, 5.61 to 5.95 Norwegian kroner, 0.63 to 0.65 British pound sterling, 6.50 to 7.05 Swedish krona, 0.89 to 0.93 Swiss franc and 78.03 to 78.03 Japanese yen, all per U.S. dollar. The total open contracts had a notional amount of $55,238 and will expire within twelve (12) months.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Black Box Corporation
Lawrence, Pennsylvania

We have audited the accompanying consolidated balance sheets of Black Box Corporation as of March 31, 2012 and 2011 and the related consolidated statements of income, consolidated statements of changes in stockholders' equity and comprehensive income, and consolidated statements of cash flows for each of the three years in the period ended March 31, 2012. In connection with our audits of the financial statements, we have also audited Schedule II - Valuation and Qualifying Accounts. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Black Box Corporation at March 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Black Box Corporation's internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 21, 2012 expressed an unqualified opinion thereon.

BDO USA, LLP

BDO USA, LLP

Chicago, Illinois
May 21, 2012

Consolidated Balance Sheets

In thousands, except par value

March 31,	2012	2011
Assets		
Cash and cash equivalents	$ 22,444	$ 31,212
Accounts receivable, net of allowance for doubtful accounts of $6,273 and $7,121	163,888	156,682
Inventories, net	56,956	52,014
Costs/estimated earnings in excess of billings on uncompleted contracts	87,634	103,853
Other assets	22,678	27,483
Total current assets	**353,600**	**371,244**
Property, plant and equipment, net	27,109	23,427
Goodwill, net	346,438	650,024
Intangibles, net	126,541	120.133
Other assets	34,335	7,155
Total assets	**$ 888,023**	**$ 1,171,983**
Liabilities		
Accounts payable	$ 71,095	$ 71,463
Accrued compensation and benefits	31,151	35,329
Deferred revenue	35,601	36,043
Billings in excess of costs/estimated earnings on uncompleted contracts	14,315	17,462
Income taxes	2,574	11,957
Other liabilities	32,697	34,395
Total current liabilities	**187,433**	**206,649**
Long-term debt	179,621	181,127
Other liabilities	26,585	17,948
Total liabilities	**393,639**	**405,724**
Stockholders' equity		
Preferred stock authorized 5,000, par value $1.00, none issued	—	—
Common stock authorized 100,000, par value $.001, 17,480 and 17,918 shares outstanding, 25,730 and 25,561 issued	26	26
Additional paid-in capital	478,726	470,367
Retained earnings	347,242	599,923
Accumulated other comprehensive income	7,262	19,523
Treasury stock, at cost 8,250 and 7,643 shares	(338,872)	(323,580)
Total stockholders' equity	**494,384**	**766,259**
Total liabilities and stockholders' equity	**$ 888,023**	**$ 1,171,983**

See **Notes to the Consolidated Financial Statements**

Consolidated Statements of Operations

In thousands, except per share amounts

March 31,	2012	2011	2010
Revenues			
Products	$ 198,640	$ 188,998	$ 180,296
On-Site services	888,888	879,231	781,097
Total	1,087,528	1,068,229	961,393
Cost of sales[1]			
Products	110,455	101,733	93,636
On-Site services	630,577	609,386	532,376
Total	741,032	711,119	626,012
Gross profit	**346,496**	**357,110**	**335,381**
Selling, general & administrative expenses	255,347	253,896	257,136
Goodwill impairment loss	317,797	—	—
Intangibles amortization	13,025	12,156	15,202
Operating income (loss)	**(239,673)**	**91,058**	**63,043**
Interest expense (income), net	5,148	5,430	8,882
Other expenses (income), net	1,245	348	(166)
Income (loss) before provision (benefit) for income taxes	(246,066)	85,280	54,327
Provision (benefit) for income taxes	1,668	32,418	19,824
Net income (loss)	**$ (247,734)**	**$ 52,862**	**$ 34,503**
Earnings (loss) per common share			
Basic	**$ (13.98)**	**$ 2.99**	**$ 1.97**
Diluted	**$ (13.98)**	**$ 2.97**	**$ 1.97**
Weighted-average common shares outstanding			
Basic	17,725	17,680	17,546
Diluted	17,725	17,795	17,546
Dividends per share	$ 0.28	$ 0.24	$ 0.24

[1] Exclusive of depreciation and intangibles amortization.

***See* Notes to the Consolidated Financial Statements.**

Consolidated Statements of Stockholders' Equity and Comprehensive Income (loss)

In thousands	Common Stock Shares	Common Stock ($.001 par)	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income: Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Income: Derivative Instruments	Accumulated Other Comprehensive Income: Defined Benefit Pension	Retained Earnings	Total
Balance at March 31, 2009	**25,159**	**$ 25**	**$ 445,774**	**$ (323,095)**	**$ 6,375**	**$ 65**	**$ (2,868)**	**$ 521,023**	**$ 647,299**
Comprehensive income (loss)									
Net income (loss)	—	—	—	—	—	—	—	34,503	34,503
Foreign currency translation adjustment	—	—	—	—	6,923	—	—	—	6,923
Pension, net of taxes of $53									
Actuarial gain (loss)	—	—	—	—	—	—	(284)	—	(284)
Actuarial gain (loss) reclassified into results of operations	—	—	—	—	—	—	145	—	145
Derivative Instruments, net of tax of $97									
Net change in fair value of cash flow hedges	—	—	—	—	—	(646)	—	—	(646)
Amounts reclassified into result of operations	—	—	—	—	—	261	—	—	261
Comprehensive income (loss)									40,902
Stock compensation expense	—	—	6,775	—	—	—	—	—	6,775
Dividends declared	—	—	—	—	—	—	—	(4,211)	(4,211)
Issuance of common stock	15	—	—	—	—	—	—	—	—
Repurchases of common stock	—	—	—	—	—	—	—	—	—
Tax impact from stock options	—	—	(771)	—	—	—	—	—	(771)
Balance at March 31, 2010	**25,174**	**$ 25**	**$ 451,778**	**$(323,095)**	**$ 13,298**	**$ (320)**	**$ (3,007)**	**$551,315**	**$ 689,994**
Comprehensive income (loss)									
Net income (loss)	—	—	—	—	—	—	—	52,862	52,862
Foreign currency translation adjustment	—	—	—	—	10,616	—	—	—	10,616
Pension, net of taxes of $464									
Actuarial gain (loss)	—	—	—	—	—	—	(1,360)	—	(1,360)
Actuarial gain (loss) reclassified into results of operations	—	—	—	—	—	—	140	—	140
Derivative Instruments, net of tax of $59									
Net change in fair value of cash flow hedges	—	—	—	—	—	(291)	—	—	(291)
Amounts reclassified into results of operations	—	—	—	—	—	447	—	—	447
Comprehensive income (loss)									62,414
Stock compensation expense	—	—	10,270	—	—	—	—	—	10,270
Dividends declared	—	—	—	—	—	—	—	(4,254)	(4,254)
Issuance of common stock	387	1	9,239	—	—	—	—	—	9,240
Repurchases of common stock	—	—	—	(485)	—	—	—	—	(485)
Tax impact from stock options	—	—	(920)	—	—	—	—	—	(920)
Balance at March 31, 2011	**25,561**	**$ 26**	**$ 470,367**	**$ (323,580)**	**$ 23,914**	**$ (164)**	**$ (4,227)**	**$ 599,923**	**$ 766,259**
Comprehensive income (loss)									
Net income (loss)	—	—	—	—	—	—	—	(247,734)	(247,734)
Foreign currency translation adjustment	—	—	—	—	(6,868)	—	—	—	(6,868)
Pension, net of taxes of $2,054									
Actuarial gain (loss)	—	—	—	—	—	—	(5,503)	—	(5,503)
Actuarial gain (loss) reclassified into results of operations	—	—	—	—	—	—	99	—	99
Derivative Instruments, net of tax of $4									
Net change in fair value of cash flow hedges	—	—	—	—	—	(143)	—	—	(143)
Amounts reclassified into results of operations	—	—	—	—	—	154	—	—	154
Comprehensive income (loss)									(259,995)
Stock compensation expense	—	—	9,296	—	—	—	—	—	9,296
Dividends declared	—	—	—	—	—	—	—	(4,947)	(4,947)
Issuance of common stock	169	—	—	—	—	—	—	—	—
Repurchases of common stock	—	—	—	(15,292)	—	—	—	—	(15,292)
Tax impact from equity awards	—	—	(937)	—	—	—	—	—	(937)
Balance at March 31, 2012	**25,730**	**$ 26**	**$ 478,726**	**$ (338,872)**	**$ 17,046**	**$ (153)**	**$ (9,631)**	**$ 347,242**	**$ 494,384**

See Notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows

In thousands

Year ended March 31,	2012	2011	2010
Operating Activities			
Net income (loss)	$ (247,734)	$ 52,862	$ 34,503
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities			
Intangibles amortization and depreciation	18,459	18,222	22,923
Loss (gain) on sale of property	(253)	(71)	13
Deferred taxes	(23,328)	8,726	648
Stock compensation expense	9,296	10,270	6,775
Change in fair value of interest-rate swaps	(530)	(2,968)	(65)
Goodwill impairment loss	317,797	—	—
Changes in operating assets and liabilities (net of acquisitions):			
Accounts receivable, net	135	(10,393)	21,780
Inventories, net	(3,540)	459	5,709
Costs/estimated earnings in excess of billings on uncompleted contracts	19,133	(17,537)	(12,815)
All other assets	2,108	(1,738)	4,024
Billings in excess of costs/estimated earnings on uncompleted contracts	(6,603)	2,146	(4,641)
All other liabilities	(19,119)	(5,113)	(16,906)
Net cash provided by (used for) operating activities	**$ 65,821**	**$ 54,865**	**$ 61,948**
Investing Activities			
Capital expenditures	$ (7,633)	$ (5,149)	$ (2,300)
Capital disposals	280	119	156
Acquisition of businesses (payments)/recoveries	(39,770)	(12,811)	(10,686)
Prior merger-related (payments)/recoveries	(1,295)	(1,829)	(8,291)
Net cash provided by (used for) investing activities	**$ (48,418)**	**$ (19,670)**	**$ (21,121)**
Financing Activities			
Proceeds from borrowings	$ 253,613	$ 238,950	$ 169,335
Repayment of borrowings	(255,524)	(269,234)	(208,388)
Deferred financing costs	(1,743)	(700)	—
Purchase of treasury stock	(15,292)	(485)	—
Proceeds from the exercise of stock options	—	9,239	—
Payment of dividends	(4,798)	(4,232)	(4,210)
Net cash provided by (used for) financing activities	**$ (23,744)**	**$ (26,462)**	**$ (43,263)**
Foreign currency exchange impact on cash	$ (2,427)	$ 1,594	$ (399)
Increase/(decrease) in cash and cash equivalents	**$ (8,768)**	**$ 10,327**	**$ (2,835)**
Cash and cash equivalents at beginning of period	$ 31,212	$ 20,885	$ 23,720
Cash and cash equivalents at end of period	**$ 22,444**	**$ 31,212**	**$ 20,885**
Supplemental Cash Flow			
Cash paid for interest	$ 6,557	$ 8,557	$ 9,285
Cash paid for income taxes	29,437	21,513	16,703
Non-cash financing activities:			
Dividends payable	1,224	1,075	1,053
Capital leases	36	143	132

See Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1: Business and Basis of Presentation

Business

Black Box Corporation ("Black Box," "we," the "Company" or "our") is a leading communications system integrator dedicated to designing, sourcing, implementing and maintaining today's complex communications solutions. The Company's primary service offering is voice communications solutions ("Voice Communications"); the Company also offers premise cabling and other data-related services solutions ("Data Infrastructure") and technology product solutions ("Technology Products"). The Company provides 24/7/365 technical support for all its solutions, which encompass all major voice and data product manufacturers as well as an extensive range of technology products that it sells through its catalog and Internet Web site and its Voice Communications and Data Infrastructure (collectively referred to as "On-Site services") offices. As of March 31, 2012, the Company had more than 3,000 professional technical experts in approximately 200 offices serving more than 175,000 clients in approximately 150 countries throughout the world. Founded in 1976, Black Box, a Delaware corporation, operates subsidiaries on five continents and is headquartered near Pittsburgh in Lawrence, Pennsylvania.

Basis of Presentation

References herein to "Fiscal Year" or "Fiscal" mean the Company's fiscal year ended March 31 for the year referenced. All references to dollar amounts herein are presented in thousands, except per share amounts, unless otherwise noted.

The consolidated financial statements include the accounts of the parent company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain items in the consolidated financial statements of prior years have been reclassified to conform to the current year's presentation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management ("Management") to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these financial statements include project progress towards completion to estimated budget, allowances for doubtful accounts receivable, sales returns, net realizable value of inventories, loss contingencies, warranty reserves, intangible assets and goodwill. Actual results could differ from those estimates. Management believes the estimates made are reasonable.

Note 2: Significant Accounting Policies

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

Allowance for doubtful accounts receivable

An allowance for doubtful accounts is recorded as an offset to accounts receivable in order to present a net balance the Company believes will be collected. This allowance is based on both recent trends of certain accounts receivable ("specific reserve") estimated to be a greater credit risk as well as general trends of the entire accounts receivable pool ("general reserve"). The Company computes a specific reserve by identifying specifically at-risk accounts receivable and applying historic reserve factors to the outstanding balance. The Company computes a general reserve by reviewing the accounts receivable aging and applying reserve factors based upon the age of the account receivable. Additions to the allowance for doubtful accounts are charged to Selling, general & administrative expense within the Company's Consolidated Statements of Operations, and deductions from the allowance are recorded when specific accounts receivable are written off as uncollectible.

Inventories

Inventories are valued at the lower of cost or market. The Company uses the first-in, first-out average cost method to value the majority of its inventory. However, several locations within the Company use other valuation methods, including first-in, first-out ("FIFO") and actual current costs. The Company records an estimate for slow moving and obsolete inventory ("inventory reserve") based upon product knowledge, physical inventory observation, future demand, market conditions and an aging analysis of the inventory on hand. Upon a subsequent sale or disposal of the impaired inventory, the corresponding reserve is relieved to ensure the cost basis of the inventory reflects any reductions.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Maintenance, repairs and minor renewals are charged to operations as incurred. Major renewals and betterments, which substantially extend the useful life of the property, are capitalized at cost. Upon sale or other disposition of assets, the costs and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is reflected in the Consolidated Statements of Operations.

Depreciation is computed using the straight-line method based on the estimated useful lives of 30 to 40 years for buildings and improvements and 3 to 5 years for equipment and computer hardware and software. Leasehold improvements are depreciated over their lease terms, or useful lives, if shorter. The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows (undiscounted) expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. No impairment of property, plant and equipment has been identified during any of the periods presented.

Goodwill

Goodwill is the excess of purchase price over the value of net assets acquired in acquisitions. The Company conducts its annual goodwill impairment assessment during the third quarter of its fiscal year, using data as of the end of the second quarter of its fiscal year. Goodwill is tested using a two-step process. The first step of the goodwill impairment assessment, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill ("net book value"). If the fair value of a reporting unit exceeds its net book value, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If net book value of a reporting unit exceeds its fair value, the second step of the goodwill impairment test will be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment assessment, used to measure the amount of impairment loss, if any, compares the implied fair value of reporting unit goodwill, which is determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

In the first step of the goodwill impairment assessment, the Company uses an income approach to derive a present value of the reporting unit's projected future annual cash flows and the present residual value of the reporting unit. The Company uses the income approach because it believes that the discounted future cash flows provide greater detail and opportunity to reflect facts, circumstances and economic conditions for each reporting unit. In addition, the Company believes that this valuation approach is a proven valuation technique and methodology for its industry and is widely accepted by investors. The Company uses a variety of underlying assumptions to estimate these future cash flows, which vary for each of the reporting units and include (i) future revenue growth rates, (ii) future operating profitability, (iii) the weighted-average cost of capital and (iv) a terminal growth rate. If the Company's estimates and assumptions used in the discounted future cash flows should change at some future date, the Company could incur an impairment charge which could have a material adverse effect on the results of operations for the period in which the impairment occurs.

In addition to estimating fair value of the Company's reporting units using the income approach, the Company also estimates fair value using a market-based approach which relies on values based on market multiples derived from comparable public companies. The Company uses the estimated fair value of the reporting units under the market approach to validate the estimated fair value of the reporting units under the income approach. See Note 5 for additional reference.

Intangible Assets

Definite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives of 3 to 5 years for non-compete agreements, one year for backlog and 4 to 20 years for customer relationships. Indefinite-lived intangible assets not subject to amortization consist solely of the Company's trademark portfolio and are reviewed for impairment annually. The Company reviews definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows (undiscounted) expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. No impairments of intangible assets have been identified during any of the periods presented.

Derivative Instruments and Hedging Activities

Foreign Currency Contracts

The Company has operations, clients and suppliers worldwide, thereby exposing the Company's financial results to foreign currency fluctuations. In an effort to reduce this risk of foreign currency fluctuations, the Company generally sells and purchases inventory based on prices denominated in U.S. dollars. Intercompany sales to subsidiaries are generally denominated in the subsidiaries' local currency. The Company has entered and will continue in the future, on a selective basis, to enter into foreign currency contracts to reduce the foreign currency exposure related to certain intercompany transactions, primarily trade receivables and loans. All of the foreign currency contracts are recognized on the consolidated balance sheet at fair value and have been designated and qualify as cash flow hedges. The effective portion of any changes in the fair value of the derivative instruments is recorded in Accumulated other comprehensive income ("AOCI") until the hedged forecasted transaction occurs or the recognized currency transaction affects earnings. Once the forecasted transaction occurs or the recognized currency transaction affects earnings, the effective portion of any related gains or losses on the cash flow hedge is reclassified from AOCI to the Company's Consolidated Statements of Operations. In the event it becomes probable that the hedged forecasted transaction will not occur, the ineffective portion of any gain or loss on the related cash flow hedge would be reclassified from AOCI to the Company's Consolidated Statements of Operations.

Interest-rate Swap

To mitigate the risk of interest rate fluctuations associated with the Company's variable rate long-term debt, the Company has implemented an interest rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings caused by interest rate volatility. The Company's goal is to manage interest rate sensitivity by modifying the re-pricing characteristics of certain balance sheet liabilities so that the net-interest margin is not, on a material basis, adversely affected by the movements in interest rates. The interest-rate swaps (defined below) are recognized on the consolidated balance sheets at fair value. They do not meet the requirements for hedge accounting and are marked to market through Interest expense (income) within the Company's Consolidated Statements of Operations.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries, except those subsidiaries in Brazil and Mexico, are recorded in the local currency, which is the functional currency. Foreign currency assets and liabilities are translated into U.S. dollars at the rate of exchange existing at the year-end date. Revenues and expenses are translated at the average monthly exchange rates. Adjustments resulting from these translations are recorded in AOCI within the Company's Consolidated Balance Sheets and will be included in the Company's Consolidated Statements of Operations upon sale or liquidation of the foreign investment. Gains and losses from foreign currency transactions, denominated in a currency other than the functional currency, are recorded in Other expenses (income) within the Company's Consolidated Statements of Operations. The U.S. dollar is the functional currency for those subsidiaries located in Brazil and Mexico.

Revenue

Within the Company's Technology Products service type, revenues are recognized when title to products sold passes to the client, which generally occurs upon shipment from the Company's location.

Within the Company's Data Infrastructure and Voice Communications segments, revenues are recognized from maintenance service contracts, moves, adds and changes and network integration services when the services are provided. Service contracts are generally pre-billed, recorded in Deferred revenue within the Company's Consolidated Balance Sheets and are generally recognized over the service period on a straight-line basis. Revenues from the sale and installation of products and systems are recognized using the percentage-of-completion method based upon the proportion of actual costs incurred to estimated total costs. At the time a loss on a contract becomes known, the entire amount of the estimated loss is recognized immediately in the financial statements. The Company has historically made reasonably accurate estimates of the extent of progress towards completion, contract revenues and contract costs on its long-term contracts. However, due to uncertainties inherent in the estimation process, actual results could differ materially from those estimates.

Sales returns—At the time of sale, an estimate for sales returns is recorded based on historical experience.

Warranties—Estimated future warranty costs related to certain products are charged to operations in the period the related revenue is recognized based on historical experience.

Shipping and handling fees and costs—All fees billed to clients for shipping and handling are classified as a component of Revenues. All costs associated with shipping and handling are classified as a component of Cost of sales.

Sales tax and other tax presentation—Sales taxes and other taxes are collected from clients on behalf of governmental authorities at the time of sale. These taxes are accounted for on a net basis and are not included in Revenues or Cost of sales.

Stock-based compensation

Stock options: The Company records expense for those stock awards, vesting during the period, for which the requisite service period is expected to be rendered. The Company uses historical data in order to project the future employee turnover rates used to estimate the number of stock options for which the requisite service period will not be rendered. The fair value of stock options is determined on the grant date using a Black-Scholes option pricing model which includes several subjective assumptions. The Company recognizes the fair value of these awards into expense ratably over the requisite service periods associated with the award. The assumptions are summarized as follows:

Expected volatility: The Company estimates the volatility of its common stock, par value $.001 per share (the "common stock"), at the date of grant based on the historical volatility of its common stock.

Dividend yield: The Company estimates the dividend yield assumption based on the Company's historical and projected dividend payouts.

Risk-free interest rate: The Company derives its risk-free interest rate on the observed interest rates appropriate for the term of the Company's employee stock options.

Expected holding period: The Company estimates the expected holding period based on historical experience.

Restricted stock units: The Company records expense for those stock awards, vesting during the period, for which the requisite service period is expected to be rendered. The Company uses historical data in order to project the future employee turnover rates used to estimate the number of restricted stock units for which the requisite service period will not be rendered. The fair value of restricted stock units is determined based on the number of restricted stock units granted and the closing market price of the common stock on the date of grant. The Company recognizes the fair value of awards into expense ratably over the requisite service periods associated with the award.

Performance share awards: The Company records expense for those stock awards, vesting during the period, for which the requisite service period is expected to be rendered. The Company uses historical data in order to project the future employee turnover rates used to estimate the number of performance shares for which the requisite service period will not be rendered. The fair value of performance share awards subject to a cumulative Adjusted EBITDA target (as defined in the performance share award agreement) is determined based on the number of performance shares granted and the closing market price of the common stock on the date of grant. The Company recognizes the fair value of awards into expense ratably over the requisite service periods associated with the award. The probability of vesting of the award and the applicable number of shares of common stock to be issued are reassessed at each period end. The fair value of performance share awards subject to the Company's total shareholder return ranking relative to the total shareholder return of the common stock (or its equivalent) of the companies in a peer group (the "Company's Relative TSR Ranking") is determined on the grant date using a Monte-Carlo simulation valuation method which includes several subjective assumptions. The Company recognizes the fair value of these awards into expense ratably over the requisite service periods associated with the award. The assumptions are summarized as follows:

Expected volatility: The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of its common stock.

Risk-free rate: The Company derives its risk-free interest rate on the observed interest rates with an equivalent remaining term equal to the expected life of the award.

Dividend yield: The Company estimates the dividend yield assumption based on the Company's historical and projected dividend payouts.

Marketing and Advertising Expenses

Catalogs and other direct marketing pieces are capitalized and amortized over their expected period of future benefit ranging from one to two years, which is recorded in Prepaid and other assets within the Company's Consolidated Balance Sheets. All other advertising costs are expensed as incurred.

Advertising expense was $5,224, $5,621 and $6,008 for Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively, and is recorded in Selling, general & administrative expenses within the Company's Consolidated Statements of Operations.

Income Taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized.

The Company requires that the realization of an uncertain income tax position must be "more likely than not" (*i.e.*, greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements. The benefit to be recorded in the financial statements is the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. The Company includes interest and penalties related to uncertain tax positions within the Provision (benefit) for income taxes within the Company's Consolidated Statements of Operations.

Per share information

Basic earnings (loss) per common share ("basic EPS") is computed by dividing Net income (loss) by the weighted-average number of shares of the common stock outstanding during the period. Diluted earnings (loss) per share of the common stock ("diluted EPS") is computed similarly to that of basic EPS, except that the weighted-average number of shares of the common stock outstanding during the period is adjusted to include the number of additional shares of the common stock that would have been outstanding if the potential number of dilutive shares of the common stock had been issued.

Fair Value

The Company's assets and liabilities recorded at fair value are categorized based upon a fair value hierarchy that ranks the quality and reliability of the information used to determine fair value. The levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (*e.g.*, interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are both significant to the fair value measurement and unobservable.

Assets and liabilities measured at fair value are based on one or more of the valuation techniques. The valuation techniques are described below.

Market approach: The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Cost approach: The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (current replacement cost).

Income approach: The income approach uses valuation techniques to convert future amounts to a single present amount.

The fair value of foreign currency contracts is determined using the market approach and primarily based on observable foreign exchange forward rates. The fair value of the interest-rate swaps (as defined below) is determined using the income approach and is predominately based on observable interest rates and yield curves. The fair value of certain of the Company's financial instruments, including Accounts receivable and Accounts payable, approximates the carrying value due to the relatively short maturity of such instruments. The fair value of the Company's Long-term debt approximates carrying value because the interest rate is subject to change with market interest rates. There have been no changes in the Company's valuation techniques used to measure fair values during Fiscal 2012. *See* Note 9 for further reference.

Recently Issued Accounting Standards

There have been no accounting pronouncements adopted during Fiscal 2012, Fiscal 2011 or Fiscal 2010 that had a material impact on the Company's consolidated financial statements. There have been no new accounting pronouncements issued but not yet adopted that are expected to have a material impact on the Company's consolidated financial statements.

Note 3: Inventories

The Company's inventories consist of the following:

March 31,	**2012**	**2011**
Raw materials	$ 1,260	$ 1,294
Finished goods	74,596	70,579
Inventory, gross	**75,856**	**71,873**
Excess and obsolete inventory reserves	(18,900)	(19,859)
Inventory, net	**$ 56,956**	**$ 52,014**

Note 4: Property, Plant and Equipment

The Company's property, plant and equipment consist of the following:

March 31,	**2012**	**2011**
Land	$ 2,396	$ 2,396
Building and improvements	31,011	30,106
Equipment and computer hardware and software	66,052	67,037
Property, plant and equipment, gross	**99,459**	**99,539**
Accumulated depreciation	(72,350)	(76,112)
Property, plant and equipment, net	**$ 27,109**	**$ 23,427**

Depreciation expense was $5,434, $6,066 and $7,721 for Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively.

Note 5: Goodwill

The following table summarizes Goodwill at the Company's reportable segments:

	North America	Europe	All Other	Total
Goodwill (gross) at March 31, 2010	**$ 571,867**	**$ 67,913**	**$ 2,185**	**$ 641,965**
Accumulated impairment losses at March 31, 2010	—	—	—	—
Goodwill (net) at March 31, 2010	**$ 571,867**	**$ 67,913**	**$ 2,185**	**$ 641,965**
Currency translation	(5)	4,839	123	4,957
Current period acquisitions (*see* Note 11)	3,183	—	—	3,183
Prior period acquisitions (*see* Note 11)	(81)	—	—	(81)
Goodwill (gross) at March 31, 2011	**$ 574,964**	**$ 72,752**	**$ 2,308**	**$ 650,024**
Accumulated impairment losses at March 31, 2011	—	—	—	—
Goodwill (net) at March 31, 2011	**$ 574,964**	**$ 72,752**	**$ 2,308**	**$ 650,024**
Currency translation	(10)	(3,369)	(64)	(3,433)
Current period acquisitions (*see* Note 11)	14,084	—	—	14,084
Prior period acquisitions (*see* Note 11)	3,570	—	—	3,570
Impairment loss [1]	(277,364)	(40,433)	—	(317,797)
Goodwill (gross) at March 31, 2012	**$ 592,608**	**$ 69,383**	**$ 2,244**	**$ 664,235**
Accumulated impairment losses at March 31, 2012	(277,364)	(40,433)	—	(317,797)
Balance at March 31, 2012	**$ 315,244**	**$ 28,950**	**$ 2,244**	**$ 346,438**

[1] The goodwill impairment loss of $277,364 in North America includes $232 of impairment loss that is recorded in North America but relates to Europe.

Beginning in 1998 and continuing through the present time, the Company has pursued a strategy to expand its technical capabilities and geographic footprint to include Data Infrastructure and Voice Communications in North America and Data Infrastructure in Europe by acquiring over one hundred companies that resulted in recording goodwill on its balance sheet. The North America and Europe reporting units continue to operate profitably and generate positive cash flow from operations, and the Company expects that each will continue to do so in Fiscal 2013 and beyond. However, the fair value as of October 1, 2011, derived from a discounted cash flow model, of the North America and Europe reporting units did not support the book value of goodwill recorded from those acquisitions. The primary factors contributing to the difference in fair value to book value were an increased weighted-average cost of capital for North America (primarily driven by an increase in the risk premium associated with the Company's industry segment relative to a control group) and lower profitability as a result of competitive market conditions for both North America and Europe.

As a result, as previously disclosed, the Company, after consultation by Management with the Audit Committee (the "Audit Committee") of the Company's Board of Directors (the "Board"), recorded a non-cash, pre-tax goodwill impairment charge of $317,797 during the third quarter of Fiscal 2012 as a result of its annual goodwill assessment conducted as of October 1, 2011. The impairment charge did not impact the Company's business operations, compliance with debt covenants or future cash flows, or result in any cash expenditures.

In determining the impairment charge, the implied fair value of the reporting unit goodwill was compared to the carrying amount of the goodwill. The implied fair value of reporting unit goodwill was determined as the residual between the fair value of the reporting unit and the fair value of its assets (including any unrecognized intangible assets) and liabilities as of the annual goodwill assessment date.

At March 31, 2012, the Company's stock market capitalization was comparable with net book value. Each of the Company's reporting units continues to operate profitably and generate cash flow from operations, and the Company expects that each will continue to do so in Fiscal 2013 and beyond. The Company also believes that a reasonable potential buyer would offer a control premium for the business that would adequately cover any difference between the recent stock trading prices and the book value.

Future events that could result in an interim assessment of goodwill impairment and/or a potential impairment loss include, but are not limited to, (i) significant underperformance relative to historical or projected future operating results, (ii) significant changes in the manner of or use of the assets or the strategy for the Company's overall business, (iii) significant negative industry or economic trends, (iv) a further decline in market capitalization below book value and (v) a modification to the Company's operating segments. Management is currently considering alternative reporting segments for the purpose of making operational decisions and assessing financial performance. This contemplated change in operating segments would affect the reporting units currently being used in the Company's annual goodwill impairment assessment. Any such change could result in an impairment charge which could have a material adverse effect on the results of operations for the period in which the impairment occurs.

Note 6: Intangible Assets

The following table summarizes the gross carrying amount, accumulated amortization and net carrying amount by intangible asset class:

March 31,	2012			2011		
	Gross Carrying Amount	Accum. Amort	Net Carrying Amount	Gross Carrying Amount	Accum. Amort.	Net Carrying Amount
Definite-lived						
Non-compete agreements	$ 12,228	$ 10,194	$ 2,034	$ 10,660	$ 9,332	$ 1,328
Customer relationships	140,669	47,226	93,443	126,367	35,301	91,066
Acquired backlog	20,838	17,513	3,325	17,349	17,349	—
Total	**$ 173,735**	**$ 74,933**	**$ 98,802**	**$ 154,376**	**$ 61,982**	**$ 92,394**
Indefinite-lived						
Trademarks	35,992	8,253	27,739	35,992	8,253	27,739
Total	**$ 209,727**	**$ 83,186**	**$ 126,541**	**$ 190,368**	**$ 70,235**	**$ 120,133**

The Company's indefinite-lived intangible assets consist solely of the Company's trademark portfolio. The Company's definite-lived intangible assets are comprised of employee non-compete agreements, customer relationships and backlog obtained through business acquisitions.

The following table summarizes the changes to the net carrying amounts by intangible asset class:

	Trademarks	Non-Competes and Backlog	Customer Relationships	Total
Balance at March 31, 2010	$ 27,739	$ 2,635	$ 93,619	$ 123,993
Amortization expense	—	(1,445)	(10,711)	(12,156)
Currency translation	—	12	—	12
Current period acquisitions (*see* Note 11)	—	126	8,158	8,284
Prior period acquisitions (*see* Note 11)	—	—	—	—
Balance at March 31, 2011	**$ 27,739**	**$ 1,328**	**$ 91,066**	**$ 120,133**
Amortization expense	—	(1,100)	(11,925)	(13,025)
Currency translation	—	5	—	5
Current period acquisitions (*see* Note 11)	—	5,126	14,302	19,428
Prior period acquisitions (*see* Note 11)	—	—	—	—
Balance at March 31, 2012	**$ 27,739**	**$ 5,359**	**$ 93,443**	**$ 126,541**

Intangibles amortization was $13,025, $12,156 and $15,202 for Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively. The Company acquired definite-lived intangibles from the completion of several acquisitions during Fiscal 2012 and Fiscal 2011 (*see* Note 11).

The following table details the estimated intangibles amortization expense for the next five years. These estimates are based on the carrying amounts of Intangible assets as of March 31, 2012 that are provisional measurements of fair value and are subject to change pending the outcome of purchase accounting related to certain acquisitions:

Fiscal	
2013	$ 13,890
2014	12,656
2015	11,174
2016	10,758
2017	9,427
Thereafter	40,897
Total	**$ 98,802**

Note 7: Indebtedness

The Company's long-term debt consists of the following:

March 31,	**2012**	**2011**
Revolving credit agreement	$ 179,470	$ 180,646
Other	514	1,213
Total debt	**$ 179,984**	**$ 181,859**
Less: current portion (included in Other liabilities)	(363)	(732)
Long-term debt	**$ 179,621**	**$ 181,127**

Revolving Credit Agreement—On January 30, 2008, the Company entered into a Third Amended and Restated Credit Agreement dated as of January 30, 2008 with Citizens Bank of Pennsylvania, as agent, and a group of lenders and, on October 8, 2010, the Company entered into the First Amendment to Credit Agreement primarily to permit the Company to make certain joint venture investments (as amended, the "Credit Agreement"). The Credit Agreement was scheduled to expire on January 30, 2013. Borrowings under the Credit Agreement were permitted up to a maximum amount of $350,000, which included up to $20,000 of swing-line loans and $25,000 of letters of credit. The Credit Agreement could have been increased by the Company up to an additional $100,000 with the approval of the lenders and could have been unilaterally and permanently reduced by the Company to not less than the then outstanding amount of all borrowings. Interest on outstanding indebtedness under the Credit Agreement accrued, at the Company's option, at a rate based on either: (a) the greater of (i) the prime rate per annum of the agent then in effect and (ii) 0.50% plus the rate per annum announced by the Federal Reserve Bank of New York as being the weighted-average of the rates on overnight Federal funds transactions arranged by Federal funds brokers on the previous trading day or (b) a rate per annum equal to the LIBOR rate plus 0.50% to 1.125% (determined by a leverage ratio based on the Company's consolidated Earnings Before Interest Taxes Depreciation and Amortization ("EBITDA")). The Credit Agreement required the Company to maintain compliance with certain non-financial and financial covenants such as leverage and fixed-charge coverage ratios.

On March 23, 2012, the Company entered into a Credit Agreement (the "New Credit Agreement") with Citizens Bank of Pennsylvania, as administrative agent, and certain other lender parties. The New Credit Agreement, which replaces the Credit Agreement, expires on March 23, 2017. Borrowings under the New Credit Agreement are permitted up to a maximum amount of $400,000, which includes up to $25,000 of swing-line loans and $25,000 of letters of credit. The New Credit Agreement may be increased by the Company up to an additional $100,000 with the approval of the lenders and may be unilaterally and permanently reduced by the Company to not less than the then outstanding amount of all borrowings. Interest on outstanding indebtedness under the New Credit Agreement accrues, at the Company's option, at a rate based on either: (a) the greater of (i) the prime rate per annum of the agent then in effect and (ii) 0.50% plus the rate per annum announced by the Federal Reserve Bank of New York as being the weighted-average of the rates on overnight Federal funds transactions arranged by Federal funds brokers on the previous trading day, in each case plus 0% to 0.75% (determined by a leverage ratio based on the Company's consolidated EBITDA) or (b) a rate per annum equal to the LIBOR rate plus 0.875% to 1.750% (determined by a leverage ratio based on the Company's consolidated EBITDA). The New Credit Agreement requires the Company to maintain compliance with certain non-financial and financial covenants such as leverage and fixed-charge coverage ratios. As of March 31, 2012, the Company was in compliance with all financial covenants under the New Credit Agreement.

Under the Credit Agreement or the New Credit Agreement, as the case may be, the maximum amount of debt outstanding, the weighted-average balance outstanding and the weighted-average interest rate on all outstanding debt for Fiscal 2012 was $216,180, $194,055 and 1.1%, respectively, compared to $237,255, $213,124 and 1.2% and $261,750, $246,545 and 1.4%, for Fiscal 2011 and Fiscal 2010, respectively.

For Fiscal 2012 and Fiscal 2011, the Company decreased net borrowings under the New Credit Agreement by $1,176 and $29,214, respectively.

Unused available borrowings
As of March 31, 2012, the Company had $4,657 outstanding in letters of credit and $215,873 in unused commitments under the New Credit Agreement.

At March 31, 2012, scheduled maturities or required payments of long-term debt for each of the five succeeding fiscal years were as follows:

Fisal		
2013	$	363
2014		122
2015		22
2016		5
2017		179,472
Total	**$**	**179,984**

Note 8: Derivative Instruments and Hedging Activities

The Company is exposed to certain market risks, including the effect of changes in foreign currency exchange rates and interest rates. The Company uses derivative instruments to manage financial exposures that occur in the normal course of business. It does not hold or issue derivatives for speculative trading purposes. The Company is exposed to non-performance risk from the counterparties in its derivative instruments. This risk would be limited to any unrealized gains on current positions. To help mitigate this risk, the Company transacts only with counterparties that are rated as investment grade or higher and all counterparties are monitored on a continuous basis. The fair value of the Company's derivatives reflects this credit risk

Foreign currency contracts

The Company enters into foreign currency contracts to hedge exposure to variability in expected fluctuations in foreign currencies. As of March 31, 2012, the Company had open contracts in Australian and Canadian dollars, Danish krone, Euros, Mexican pesos, Norwegian kroner, British pounds sterling, Swedish krona, Swiss francs and Japanese yen which have been designated as cash flow hedges. These contracts had a notional amount of $55,238 and will expire within twelve (12) months. There was no hedge ineffectiveness during Fiscal 2012, Fiscal 2011 or Fiscal 2010. *See* Note 2 for additional information.

Interest-rate swap

On May 24, 2006, the Company entered into a five-year floating-to-fixed interest-rate swap, with an effective date of July 26, 2006, that was based on a 3-month LIBOR rate versus a 5.44% fixed rate and had a notional value of $100,000 (which reduced to $50,000 as of July 26, 2009 and terminated on July 26, 2011). On June 15, 2009, the Company entered into a three-year floating-to-fixed interest-rate swap, with an effective date of July 27, 2009, that is based on a 3-month LIBOR rate versus a 2.28% fixed rate and has a notional value of $100,000 (which reduced to $50,000 on July 27, 2011). On May 19, 2011, the Company entered into a one-year floating-to-fixed interest-rate swap, with an effective date of July 26, 2011, that is based on a 3-month LIBOR rate versus a 0.58% fixed rate and has a notional value of $75,000. On November 15, 2011, the Company entered into a three-year floating-to-fixed interest-rate swap, with an effective start date of July 26, 2012, that is based on a 3-month LIBOR rate versus a 1.25% fixed rate and has a notional value of $125,000. As of March 31, 2012, $125,000 of the total variable debt outstanding under the New Credit Agreement was effectively converted to a fixed-rate through the interest-rate swaps noted above. Each interest-rate swap discussed above does not qualify for hedge accounting and, collectively, are hereinafter referred to as "interest-rate swaps." *See* Note 2 for additional information.

The following tables summarize the carrying amounts of derivative assets/liabilities and the impact on the Company's Consolidated Statements of Operations:

		Asset Derivatives		Liability Derivatives	
	Classification	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011
Derivatives designated as hedging instruments					
Foreign currency contracts	Other liabilities (current)	$ —	$ —	$ 1,272	$ 278
Foreign currency contracts	Other assets (current)	323	1,919	—	—
Derivatives not designated as hedging instruments					
Interest-rate swap	Other liabilities (current)	—	—	1,773	2,303

Year Ended March 31,	Classification	2012	2011	2010
Derivatives designated as hedging instruments				
Gain (loss) recognized in other comprehensive income (loss) on (effective portion), net of taxes	Other comprehensive income (loss)	$ (143)	$ (291)	$ (646)
Gain (loss) reclassified from AOCI into results of operations (effective portion), net of taxes	Selling, general & administrative expenses	154	447	261
Derivatives not designated as hedging instruments				
Gain (loss) recognized in results of operations	Interest expense (income), net	530	2,968	65

Note 9: Fair Value Disclosures

Recurring fair value measurements.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of March 31, 2012, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

	Assets at Fair Value as of March 31, 2012			
	Level 1	Level 2	Level 3	Total
Foreign currency contracts	$ —	$ 323	$ —	$ 323
	Liabilities at Fair Value as of March 31, 2012			
	Level 1	Level 2	Level 3	Total
Foreign currency contracts	$ —	$ 1,272	$ —	$ 1,272
Interest-rate swap	—	1,773	—	1,773
Total	**$ —**	**$ 3,045**	**$ —**	**$ 3,045**

Non-recurring fair value measurements

The Company's assets and liabilities that are measured at fair value on a non-recurring basis include non-financial assets and liabilities initially measured at fair value in a business combination and Goodwill. As disclosed in Note 11, the Company completed acquisitions during Fiscal 2012 and Fiscal 2011 which included operating assets, liabilities and certain intangible assets. The Company utilized level 3 inputs to measure the fair value of these items. As disclosed in Note 5, the Company reduced the book value of Goodwill to fair value. The Company utilized level 3 inputs to measure the fair value of Goodwill.

Note 10: Stockholder's Equity

Dividends

The following table presents information about the Company's dividend program:

Period	Record Date	Payment Date	Rate	Aggregate Value
4Q12	March 30, 2012	April 13, 2012	$ 0.07	$ 1,223
3Q12	December 30, 2011	January 12, 2012	0.07	1,223
2Q12	September 30, 2011	October 13, 2011	0.07	1,238
1Q12	July 1, 2011	July 14, 2011	0.07	1,263
4Q11	March 31, 2011	April 13, 2011	0.06	1,065
3Q11	December 31, 2010	January 14, 2011	0.06	1,066
2Q11	October 1, 2010	October 15, 2010	0.06	1,057
1Q11	July 2, 2010	July 19, 2010	0.06	1,056

While the Company expects to continue to declare quarterly dividends, the payment of future dividends is at the discretion of the Company's Board and the timing and amount of any future dividends will depend upon earnings, cash requirements and the financial condition of the Company. Under the New Credit Agreement, the Company is permitted to make any distribution or dividend as long as no Event of Default or Potential Default shall have occurred and is continuing or shall occur as a result thereof. In addition, no distribution or dividend is permitted under the New Credit Agreement if such event would violate a consolidated leverage ratio other than regular quarterly dividends not exceeding $15,000 per year.

Common Stock Repurchase

The following table presents information about the Company's common stock repurchases:

Fiscal	2012	2011
Common stock purchased	606,978	16,572
Aggregate purchase price	$ 15,292	$ 485
Average purchase price	$ 25.19	$ 29.31

During the first quarter of Fiscal 2012, the Company made tax payments of $1,521 and withheld 45,778 shares of common stock, which were designated as treasury shares, at an average price per share of $33.22, related to share withholding to satisfy employee income taxes due as a result of the vesting in May 2011 of certain restricted stock units and performance shares. During the first quarter of Fiscal 2011, the Company made tax payments of $482 and withheld 16,488 shares of common stock, which were designated as treasury shares, at an average price per share of $29.26, related to share withholding to satisfy employee income taxes due as a result of the vesting in May 2010 of certain restricted stock units.

Since the inception of the repurchase program in April 1999 through March 31, 2012, the Company has repurchased 8,187,479 shares of common stock for an aggregate purchase price of $336,869, or an average purchase price per share of $41.14. These shares do not include the treasury shares withheld for tax payments resulting from the vesting of certain restricted stock units and performance shares. As of March 31, 2012, 312,521 shares were available under repurchase programs approved by the Board. On May 10, 2012, the Company announced that the Board approved an additional 1,000,000 shares under a new repurchase program resulting in 1,312,521 shares of common stock available for repurchase as of May 10, 2012. Additional repurchases of common stock may occur from time to time depending upon factors such as the Company's cash flows and general market conditions. There can be no assurance as to the timing or amount of such repurchases. Under the New Credit Agreement, the Company is permitted to repurchase its common stock as long as no Event of Default or Potential Default shall have occurred and is continuing or shall occur as a result thereof. In addition, no repurchase of common stock is permitted under the New Credit Agreement if such event would violate a consolidated leverage ratio.

Note 11: Acquisitions

Fiscal 2012

During the fourth quarter of Fiscal 2012, the Company acquired InnerWireless, Inc. ("InnerWireless"), a privately-held company headquartered in Richardson, TX. InnerWireless is the first Black Box acquisition in the rapidly-growing in-building wireless market and services clients in every industry from healthcare to Fortune 500 enterprises.

During the second quarter of Fiscal 2012, the Company acquired PS Technologies, LLC ("PS Tech"), a privately-held company headquartered in Dayton, OH. PS Tech is the first Black Box acquisition in the rapidly-growing enterprise video communications market and services clients in the healthcare and government verticals.

The acquisition of InnerWireless and PS Tech, both individually and in the aggregate, did not have a material impact on the Company's consolidated financial statements.

The fair values of assets acquired and liabilities assumed for InnerWireless and PS Tech are provisional and are based on the information that was available as of the acquisition date to estimate the fair value of assets acquired and liabilities assumed. The Company believes that the information available provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed but additional information not yet available is necessary to finalize those fair values. Thus, the provisional measurements of fair value are subject to change. The Company expects to finalize the valuation and complete the purchase price allocation as soon as practicable but no later than one-year from the acquisition date.

Fiscal 2011

During the third quarter of Fiscal 2011, the Company acquired LOGOS Communications Systems, Inc. ("Logos"), a privately-held company headquartered in Westlake, OH. Logos has an active client base which includes commercial, education and various local government agency accounts.

Also during the third quarter of Fiscal 2011, the Company acquired a non-controlling interest in Genesis Networks Integration Services, LLC, a new joint venture company which was formed in conjunction with Genesis Networks Enterprises, LLC ("Genesis"). This new joint venture company, based on Genesis' existing Networks Integration Services Division, strengthens and enhances Genesis' ability to deliver and support voice and data communications solutions to its enterprise clients.

The Company believes that Genesis Networks Integration Services, LLC is a variable interest entity. However, the Company is not the primary beneficiary and thus it will account for its non-controlling interest under the equity method. The non-controlling interest is recorded as a long-term asset in Other assets within the Company's Consolidated Balance Sheets and the net income (loss) attributable to the non-controlling interest is recorded in Other expenses (income), net within the Company's Consolidated Statements of Operations.

The acquisition of Logos and the non-controlling interest in Genesis Networks Integration Services, LLC, both individually and in the aggregate, did not have a material impact on the Company's consolidated financial statements.

Fiscal 2010

During the third quarter of Fiscal 2010, the Company acquired Quanta Systems, LLC ("Quanta"), a privately-held company headquartered in Gaithersburg, MD. Quanta has an active client base which includes various United States Department of Defense and government agency accounts.

Also during the third quarter of Fiscal 2010, the Company acquired CBS Technologies Corp. ("CBS"), a privately-held company headquartered in Islandia, NY. CBS has an active client base which includes commercial, education and various government agency accounts.

The acquisitions of Quanta and CBS, both individually and in the aggregate, did not have a material impact on the Company's consolidated financial statements.

The results of operations of InnerWireless, PS Tech, Logos, the non-controlling interest in Genesis Networks Integration Services, LLC, Quanta and CBS are included within the Company's Consolidated Statements of Operations beginning on their respective acquisition dates.

In connection with the acquisitions during Fiscal 2012, Fiscal 2011 and Fiscal 2010, the Company acquired approximately $22,622 of goodwill. The Company believes that $16,485 of such amount will be recognized as a tax deduction over the next 15 years.

Note 12: Operating Leases

The Company leases offices, facilities, equipment and vehicles throughout the world. While most of the leases are operating leases that expire over the next 3 years, certain vehicles and equipment are leased under capital leases that also expire over the next 3 years. As leases expire, it can be expected that, in the normal course of business, certain leases will be renewed or replaced.

Certain lease agreements include renewal options and escalating rents over the lease terms. Generally, the Company expenses rent on a straight-line basis over the life of the lease which commences on the date the Company has the right to control the property. The cumulative expense recognized on a straight-line basis in excess of the cumulative payments is included in Accrued expenses and Other liabilities within the Company's Consolidated Balance Sheets. Rent expense was $22,912, $19,317 and $23,092 for Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively.

The future minimum lease payments under non-cancelable capital and operating leases with initial or remaining terms of one year or more as of March 31, 2012 are as follows:

Fiscal	
2013	$ 11,876
2014	8,867
2015	6,755
2016	4,405
2017	2,966
Thereafter	3,196
Total minimum lease payments	**$ 38,065**

Note 13: Income Taxes

The domestic and foreign components of Income (loss) before provision (benefit) for income taxes are as follows:

Fiscal	2012	2011	2010
Domestic	$ (224,993)	$ 65,295	$ 34,750
Foreign	(21,073)	19,985	19,577
Consolidated	**$ (246,066)**	**$ 85,280**	**$ 54,327**

The provision/(benefit) for income taxes consists of the following:

Fiscal	2012	2011	2010
Current			
Federal	$ 12,539	$ 19,780	$ 12,754
State	3,172	4,228	1,827
Foreign	4,838	4,725	3,947
Total current	**20,549**	**28,733**	**18,528**
Deferred	(18,881)	3,685	1,296
Total provision (benefit) for income taxes	**$ 1,668**	**$ 32,418**	**$ 19,824**

Reconciliations between income taxes computed using the federal statutory income tax rate and the Company's effective tax rate are as follows:

Fiscal	2012	2011	2010
Federal statutory tax rate	35.0%	35.0%	35.0%
Foreign taxes, net of foreign tax credits	(5.5)	(1.6)	0.4
Effect of permanent book / tax differences	0.3	(0.9)	0.3
State income taxes, net of federal benefit	0.2	3.0	2.4
Valuation allowance	—	(0.1)	(0.8)
Non-deductible goodwill impairment loss	(31.5)	—	—
Other, net	0.8	2.6	(0.8)
Effective tax rate	**(0.7)%**	**38.0%**	**36.5%**

The effective tax rate of (0.7)% for Fiscal 2012 was primarily due to $262,703 of non-deductible goodwill impairment loss (*see* Note 5) and a reduction in reserves related to the settlement of an Internal Revenue Service ("IRS") audit for Fiscal 2007 through Fiscal 2010 and a state audit for Fiscal 2005 through Fiscal 2011.

The components of current and long-term deferred tax liabilities/assets are as follows:

March 31,	2012	2011
Deferred Tax Liabilities		
Tradename and trademarks	$ 10,208	$ 10,186
Amortization of intangibles	16,267	27,520
Unremitted earnings of foreign subsidiaries	334	2,305
Basis of fixed assets	—	—
Other prepaid items	198	128
Gross deferred tax liabilities	**27,007**	**40,139**
Deferred Tax Assets		
Net operating losses	31,653	20,292
Restructuring reserves	360	2,773
Basis of fixed assets	9	58
Outsourced leases	181	189
Basis of finished goods inventory	7,741	8,538
Reserve for bad debts	1,457	1,190
Miscellaneous accrued expenses	963	2,478
Foreign tax credit carry-forwards	283	1,374
Accrued employee costs	8,807	5,482
Foreign exchange	68	33
Unexercised stock options	11,449	11,586
Other	59	104
Gross deferred tax assets	**63,030**	**54,097**
Valuation allowance	(3,518)	(3,518)
Net deferred tax assets	**59,512**	**50,579**
Net deferred tax assets/(liabilities)	**$ 32,505**	**$ 10,440**

The net deferred tax asset of $32,505 in the table above is primarily classified as current under Other assets within the Company's Consolidated Balance Sheets. At March 31, 2012, the Company had $57,659, $99,277 and $21,379 of federal, state and foreign gross net operating loss carry-forwards, respectively. As a result of the Company's acquisitions of InnerWireless and ACS Communications, Inc., Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") limits the amount of net operating losses available to the Company to approximately $4,401 per year. The federal gross net operating loss carry-forwards expire in Fiscal 2030. The state gross net operating loss carry-forwards expire at various times through Fiscal 2032 and the foreign gross net operating loss carry-forwards expire at various times through Fiscal 2022, with the exception of $344 for Austria, $327 for Belgium and $9,814 for Brazil, which have no expirations.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has recorded a valuation allowance of $3,518 for certain state and foreign net operating loss carry-forwards anticipated to produce no tax benefit.

In general, except for certain earnings associated with inter-company loan balances, it is the Company's intention to reinvest all undistributed earnings of non-U.S. subsidiaries for an indefinite period of time. Therefore, except for the exceptions noted above, no deferred U.S. income taxes have been provided on undistributed earnings of non-U.S. subsidiaries, which aggregate approximately $2,250 based on exchange rates at March 31, 2012, thus there is no unrealized currency translation adjustments related to translation of foreign denominated balance sheets. However, additional taxes could be necessary if future foreign earnings were loaned to the parent, if the foreign subsidiaries declare dividends to the U.S. parent or the Company should sell its stock in the subsidiaries.

A reconciliation of the change in the tax liability for unrecognized tax benefits is as follows:

Fiscal	2012	2011	2010
Balance at beginning of year	$ 8,318	$ 7,559	$ 7,075
Additions for tax positions related to the current year	801	481	542
Additions for tax positions related to prior years	804	2,285	2,755
Reductions for tax positions related to prior years	(4,235)	(1,802)	(2,733)
Settlements	(484)	(205)	(80)
Balance at end of year	**$ 5,204**	**$ 8,318**	**$ 7,559**

Unrecognized tax benefits are classified as current under Other liabilities within the Company's Consolidated Balance Sheets. Of the $5,204 above, the Company expects that $668 will reverse in the next twelve months. As of March 31, 2012, 2011 and 2010, the Company recorded $1,812, $1,895 and $2,468, respectively, of interest and penalties related to uncertain tax positions in current liabilities within Income taxes, all of which impacted the Company's effective tax rate.

Fiscal 2011 and Fiscal 2012 remains open to exam by the IRS and Fiscal 2008 through Fiscal 2011 remain open to examination by state and foreign taxing jurisdictions.

Note 14: Incentive Compensation Plans

Performance Bonus

The Company has variable compensation plans covering certain team members. These plans provide a bonus contingent on the attainment of certain annual or quarterly performance targets. The Company recorded expense of $7,388, $11,670 and $8,931 under its variable compensation plans for Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively.

Profit Sharing and Savings Plan ("the savings plans")

The Company has multiple profit sharing and savings plans which qualify as deferred salary arrangements under Section 401(k) of the Code. Participants may elect to contribute a portion of their eligible compensation, subject to limits imposed by the savings plans, which are partially matched by the Company. The Company recorded expense of $2,639, $2,427 and $2,018 for these plans during Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively.

Pension Plans

The Company has multiple defined benefit pension plans for which a majority of benefits have been "frozen" (*i.e.*, no new employees will be admitted and those employees currently in the plan will not earn additional benefits based on service) and a multi-employer plan. The Company made contributions of $3,349, $2,936 and $1,900 during Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively, to the pension plans. The defined benefit pension plan had assets of $25,770, $24,391 and $20,677, a projected benefit obligation of $43,110, $34,950 and $30,786 and a resulting unfunded liability of $17,340, $10,559 and $10,109 for the period ended March 31, 2012, 2011 and 2010, respectively. The primary reason for the increase in the projected benefit obligation is decrease in the discount rate.

Stock-based compensation plans

On August 12, 2008 (the "Effective Date"), the Company's stockholders approved the 2008 Long-Term Incentive Plan (the "Incentive Plan") which is designed to advance the Company's interests and the interests of the Company's stockholders by providing incentives to certain employees, directors, consultants, independent contractors and persons to whom an offer of employment has been extended by the Company (hereinafter referred to as "Eligible Persons"). The Incentive Plan replaced the 1992 Stock Option Plan, as amended (the "Employee Plan"), and the 1992 Director Stock Option Plan, as amended (the "Director Plan"), on the Effective Date. Stock option grants under the Employee Plan and the Director Plan, prior to the Effective Date, remain outstanding and will continue to be administered in accordance with the terms of their respective plans and plan agreements.

Awards (as defined below) under the Incentive Plan may include, but need not be limited to, one or more of the following types, either alone or in any combination thereof: (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units, (v) performance grants, (vi) other share-based awards and (vii) any other type of award deemed by the Compensation Committee (the "Compensation Committee") of the Board or any successor thereto, or such other committee of the Board as is appointed by the Board to administer the Incentive Plan, in its sole discretion, to be consistent with the purposes of the Incentive Plan (hereinafter referred to as "Awards").

The maximum aggregate number of shares of common stock available for issuance under Awards granted under the Incentive Plan is 900,000 plus the number of shares that were available for the grant of stock options under the Employee Plan and the Director Plan on the Effective Date, plus the number of shares subject to stock options outstanding under the Employee Plan and the Director Plan on the Effective Date that are forfeited or cancelled prior to exercise. The following table details the shares of common stock available for grant under the Incentive Plan as of March 31, 2012.

	Shares (in thousands)
Shares initially authorized under the Incentive Plan	900
Number of shares that were available for the grant of stock options under the Employee Plan and the Director Plan on August 12, 2008, the Effective Date	888
Number of shares subject to stock options outstanding under the Employee Plan and the Director Plan on August 12, 2008, the Effective Date, that were forfeited or cancelled, prior to exercise, through March 31, 2012	1,042
Shares authorized for grant under the Incentive Plan as of March 31, 2012	**2,830**
Shares available for grant under the Incentive Plan as of March 31, 2012[1]	**911**

[1]The aggregate number of shares available for issuance is reduced by 1.87 shares for each issuance of a full value award (*e.g.*, restricted stock units and performance share awards). The shares available for grant assume a 100% payout on outstanding performance share awards. Actual payout could range from 0% - 150% resulting in shares available for grant from 1,254 to 741.

The Company recognized stock-based compensation expense of $9,296, $10,270 and $6,775 during Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively. The Company recognized total income tax benefit for stock-based compensation arrangements of $3,417, $3,768 and $2,478 during Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively. Stock-based compensation expense is recorded in Selling, general & administrative expense within the Company's Consolidated Statements of Operations

Stock options

Stock option awards are granted with an exercise price equal to the closing market price of the common stock on the date of grant; such stock options generally become exercisable in equal amounts over a three-year period and have a contractual life of ten (10) years from the grant date. The fair value of stock options is estimated on the grant date using the Black-Scholes option pricing model which includes the following weighted-average assumptions.

Fiscal	2012	2011	2010
Expected life (in years)	4.8	4.9	5.0
Risk free interest rate	1.7 %	2.3 %	2.6 %
Annual forfeiture rate	2.1 %	2.1 %	2.5 %
Volatility	45.3 %	41.4 %	45.6 %
Dividend yield	0.7 %	0.8 %	0.9 %

The following table summarizes the Company's stock option activity:

	Shares (in 000's)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Intrinsic Value (000's)
Outstanding at March 31, 2011	**2,901**	**$ 35.65**		
Granted	180	32.39		
Exercised	—	—		
Forfeited or expired	(254)	41.15		
Outstanding at March 31, 2012	**2,827**	**$ 34.95**	**4.6**	**$ —**
Exercisable at March 31, 2012	**2,445**	**$ 35.34**	**4.1**	**$ —**

The weighted-average grant-date fair value of options granted during Fiscal 2012, Fiscal 2011 and Fiscal 2010 was $12.42, $11.69 and $12.54, respectively. The intrinsic value of options exercised during Fiscal 2012, Fiscal 2011 and Fiscal 2010 was $0, $2,669 and $0, respectively. The aggregate intrinsic value in the preceding table is based on the closing stock price of the common stock on March 31, 2012 of $25.51.

The following table summarizes certain information regarding the Company's non-vested stock options:

	Shares (in 000's)	Weighted-Average Grant-Date Fair Value
Non-vested at March 31, 2011	**690**	**$ 10.32**
Granted	180	12.42
Forfeited	(10)	12.00
Vested	(478)	9.62
Non-vested at March 31, 2012	**382**	**$ 12.15**

As of March 31, 2012, there was $2,514 of total unrecognized pre-tax stock-based compensation expense related to non-vested stock options which is expected to be recognized over a weighted-average period of 1.7 years.

Restricted stock units

Restricted stock unit awards are subject to a service condition and typically vest in equal amounts over a three-year period from the grant date. The fair value of restricted stock units is determined based on the number of restricted stock units granted and the closing market price of the common stock on the date of grant.

The following table summarizes the Company's restricted stock unit activity:

	Shares (in 000's)	Weighted-Average Grant-Date Fair Value
Outstanding at March 31, 2011	**248**	**$ 29.97**
Granted	163	32.39
Vested	(118)	30.19
Forfeited	(13)	31.05
Outstanding at March 31, 2012	**280**	**$ 31.23**

The total fair value of shares that vested during Fiscal 2012, Fiscal 2011 and Fiscal 2010 was $3,921, $2,003 and $517, respectively.

As of March 31, 2012, there was $4,758 of total unrecognized pre-tax stock-based compensation expense related to non-vested restricted stock units which is expected to be recognized over a weighted-average period of 1.7 years.

Performance share awards

Performance share awards are subject to one of the performance goals—the Company's Relative TSR Ranking or cumulative Adjusted EBITDA—over a three (3) year period. The Company's Relative TSR Ranking metric is based on the three (3) year cumulative return to shareholders from the change in stock price and dividends paid between the starting and ending dates. The fair value of performance share awards (subject to cumulative Adjusted EBITDA) is determined based on the number of performance shares granted and the closing market price of the common stock on the date of grant. The fair value of performance share awards (subject to the Company's Relative TSR Ranking) is estimated on the grant date using the Monte-Carlo simulation which includes the following weighted-average assumptions.

Fiscal	**2012**	**2011**
Expected Volatility	50.8%	52.3%
Risk free interest rate	0.9%	1.4%
Dividend yield	0.7%	0.8%

The following table summarizes the Company's performance share award activity:

	Shares (in 000's)	**Weighted-Average Grant-Date Fair Value**
Outstanding at March 31, 2011	**179**	**$ 33.13**
Granted	110	34.10
Vested	(52)	30.87
Forfeited	(54)	35.11
Outstanding at March 31, 2012	**183**	**$ 33.77**

The total fair value of shares that vested during Fiscal 2012, Fiscal 2011 and Fiscal 2010 was $1,679, $0 and $0, respectively.

As of March 31, 2012, there was $2,962 of total unrecognized pre-tax stock-based compensation expense related to non-vested performance share awards which is expected to be recognized over a weighted-average period of 1.8 years.

Note 15: Earnings (loss) Per Share

The following table details the computation of basic and diluted earnings (loss) per common share from continuing operations for the periods presented (share numbers in thousands):

Fiscal	**2012**	**2011**	**2010**
Net income (loss)	**$ (247,734)**	**$ 52,862**	**$ 34,503**
Weighted-average common shares outstanding (basic)	17,725	17,680	17,546
Effect of dilutive securities from equity awards	—	115	—
Weighted-average common shares outstanding (diluted)	17,725	17,795	17,546
Basic earnings (loss) per common share	**$ (13.98)**	**$ 2.99**	**$ 1.97**
Dilutive earnings (loss) per common share	**$ (13.98)**	**$ 2.97**	**$ 1.97**

The Weighted-average common shares outstanding (diluted) computation is not impacted during any period where the exercise price of a stock option is greater than the average market price. There were 2,370,784, 2,323,094 and 3,436,319 non-dilutive equity awards outstanding during Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively, that are not included in the corresponding period Weighted-average common shares outstanding (diluted) computation.

Note 16: Commitments and Contingencies

The Company is involved in, or has pending, various legal proceedings, claims, suits and complaints arising out of the normal course of business. Based on the facts currently available to the Company, Management believes these matters are adequately provided for, covered by insurance, without merit or not probable that an unfavorable material outcome will result.

Product Warranties

Estimated future warranty costs related to certain products are charged to expense during the period the related revenue is recognized. The product warranty liability reflects the Company's best estimate of probable obligations under those warranties. As of March 31, 2012 and 2011, the Company has recorded a warranty reserve of $1,896 and $3,228, respectively.

There has been no other significant or unusual activity during Fiscal 2012.

Note 17: Segment Reporting

Management reviews financial information for the consolidated Company accompanied by disaggregated information on revenues, operating income (loss) and assets by geographic region for the purpose of making operational decisions and assessing financial performance. Additionally, Management is presented with and reviews revenues and gross profit by service type. The accounting policies of the individual operating segments are the same as those of the Company.

The following table presents financial information about the Company's reportable segments by geographic region:

Fiscal	2012	2011	2010
North America			
Revenues	$ 943,717	$ 931,181	$ 829,233
Operating income (loss) [1]	(214,448)	76,789	47,623
Depreciation	4,917	5,569	7,231
Intangibles amortization	12,980	12,111	15,156
Assets (as of March 31)	832,248	1,079,622	1,030,575
Europe			
Revenues	$ 105,492	$ 100,221	$ 99,502
Operating income (loss) [2]	(30,347)	8,032	10,148
Depreciation	379	352	362
Intangibles amortization	39	39	41
Assets (as of March 31)	75,072	127,176	121,731
All Other			
Revenues	$ 38,319	$ 36,827	$ 32,658
Operating income	5,122	6,237	5,272
Depreciation	138	145	128
Intangibles amortization	6	6	5
Assets (as of March 31)	27,758	27,539	22,672

[1] Includes goodwill impairment loss of $277,132 recorded during the third quarter of Fiscal 2012.

[2] Includes goodwill impairment loss of $40,665 recorded during the third quarter of Fiscal 2012.

The sum of the segment revenues, operating income (loss), depreciation and intangibles amortization equals the consolidated revenues, operating income (loss), depreciation and intangibles amortization. The following reconciles segment assets to total consolidated assets as of March 31, 2012, 2011 and 2010:

March 31,	2012	2011	2010
Segment assets for North America, Europe and All Other	$ 935,078	$ 1,234,337	$ 1,174,978
Corporate eliminations	(47,055)	(62,354)	(49,614)
Total consolidated assets	**$ 888,023**	**$ 1,171,983**	**$ 1,125,364**

The following table presents financial information about the Company by service type:

Fiscal	2012	2011	2010
Data Infrastructure			
Revenues	$ 247,157	$ 230,719	$ 187,535
Gross profit	62,032	59,287	51,048
Voice Communications			
Revenues	$ 641,731	$ 648,512	$ 593,562
Gross profit	196,279	210,558	197,673
Technology Products			
Revenues	$ 198,640	$ 188,998	$ 180,296
Gross profit	88,185	87,265	86,660

The sum of service type revenues and gross profit equals consolidated revenues and gross profit.

Note 18: Quarterly Data (Unaudited)

The following tables represent summary Quarterly (Unaudited) Consolidated Statements of Operations for Fiscal 2012 and Fiscal 2011. Earnings (loss) per common share may not compute due to rounding.

Fiscal 2012 (Unaudited)	1Q	2Q	3Q	4Q	FY
Revenues					
Products	$ 47,719	$ 50,329	$ 51,379	$ 49,213	$ 198,640
On-Site services	220,707	236,842	224,560	206,779	888,888
Total	268,426	287,171	275,939	255,992	1,087,528
Cost of sales					
Products	26,267	27,660	29,088	27,440	110,455
On-Site services	155,578	170,645	158,538	145,816	630,577
Total	181,845	198,305	187,626	173,256	741,032
Gross profit	**86,581**	**88,866**	**88,313**	**82,736**	**346,496**
Selling, general & administrative expenses	66,644	63,256	62,644	62,803	255,347
Goodwill impairment loss	—	—	317,797	—	317,797
Intangibles amortization	3,059	3,176	3,249	3,541	13,025
Operating income (loss)	**16,878**	**22,434**	**(295,377)**	**16,392**	**(239,673)**
Interest expense (income), net	1,065	769	1,856	1,458	5,148
Other expenses (income), net	292	273	311	369	1,245
Income (loss) before provision (benefit) for income taxes	15,521	21,392	(297,544)	14,565	(246,066)
Provision (benefit) for income taxes	5,898	6,548	(14,101)	3,323	1,668
Net income (loss)	**$ 9,623**	**$ 14,844**	**$ (283,443)**	**$ 11,242**	**$ (247,734)**
Earnings (loss) per common share					
Basic	**$ 0.54**	**$ 0.83**	**$ (16.12)**	**$ 0.64**	**$ (13.98)**
Diluted	**$ 0.53**	**$ 0.83**	**$ (16.12)**	**$ 0.64**	**$ (13.98)**

Fiscal 2011 (Unaudited)	1Q	2Q	3Q	4Q	FY
Revenues					
Products	$ 46,049	$ 46,415	$ 49,545	$ 46,989	$ 188,998
On-Site services	217,547	226,509	227,134	208,041	879,231
Total	263,596	272,924	276,679	255,030	1,068,229
Cost of sales					
Products	24,818	25,018	26,987	24,910	101,733
On-Site services	149,164	157,786	159,040	143,396	609,386
Total	173,982	182,804	186,027	168,306	711,119
Gross profit	**89,614**	**90,120**	**90,652**	**86,724**	**357,110**
Selling, general & administrative expenses	63,620	63,534	64,296	62,446	253,896
Intangibles amortization	3,102	3,058	2,901	3,095	12,156
Operating income (loss)	**22,892**	**23,528**	**23,455**	**21,183**	**91,058**
Interest expense (income), net	1,690	1,742	1,028	970	5,430
Other expenses (income), net	1	(66)	(11)	424	348
Income (loss) before provision (benefit) for income taxes	21,201	21,852	22,438	19,789	85,280
Provision (benefit) for income taxes	8,057	8,302	8,528	7,531	32,418
Net income (loss)	**$ 13,144**	**$ 13,550**	**$ 13,910**	**12,258**	**$ 52,862**
Earnings (loss) per common share					
Basic	**$ 0.75**	**$ 0.77**	**$ 0.79**	**$ 0.69**	**$ 2.99**
Diluted	**$ 0.75**	**$ 0.77**	**$ 0.78**	**$ 0.68**	**$ 2.97**

Controls and Procedures (Item 9A)

Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

Management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), is responsible for establishing and maintaining adequate disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) for the Company. Management assessed the effectiveness of the Company's disclosure controls and procedures as of March 31, 2012. Based upon this assessment, Management has concluded that the Company's disclosure controls and procedures were effective as of March 31, 2012 to provide reasonable assurance that information required to be disclosed by the Company in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's ("SEC") rules and forms, and to provide reasonable assurance that information required to be disclosed by the Company in such reports is accumulated and communicated to Management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management, including the Company's CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) for the Company. Management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2012 based on the framework described in "Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission. Based on this assessment, Management has concluded that the Company's internal control over financial reporting was effective, as of March 31, 2012, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Management of the Company reviewed the results of its assessment with the Audit Committee of the Board.

Excluded Acquired Companies

The SEC's general guidance permits the exclusion of an assessment of the effectiveness of a registrant's disclosure controls and procedures as they relate to its internal control over financial reporting for an acquired business during the first year following such acquisition if, among other circumstances and factors, there is not adequate time between the acquisition date and the date of assessment. As previously noted in this Annual Report, Black Box completed the acquisition of InnerWireless and PS Tech during Fiscal 2012. InnerWireless and PS Tech represent approximately 3% and 2%, respectively, of the Company's total assets as of March 31, 2012. Management's assessment and conclusion on the effectiveness of the Company's disclosure controls and procedures as of March 31, 2012 excludes an assessment of the internal control over financial reporting of InnerWireless and PS Tech.

BDO USA, LLP, the Company's independent registered public accounting firm, has issued an attestation report on the Company's internal control over financial reporting, which is included in this Annual Report.

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Limitations on the Effectiveness of Controls

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, the Company's internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Board of Directors and Stockholders
Black Box Corporation
Lawrence, Pennsylvania

We have audited Black Box Corporation's internal control over financial reporting as of March 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Item 9A, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of PS Technologies, LLC and InnerWireless, Inc. (the "acquired subsidiaries"), which were acquired within the year ended March 31, 2012, and which are included in the consolidated balance sheets of Black Box Corporation as of March 31, 2012, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income (loss) and cash flows for the year then ended. The acquired subsidiaries constituted approximately 5% and 9% of total assets and net assets, respectively, as of March 31, 2012, and 3% of revenues for the year then ended. The impact of the acquired subsidiaries on net income was negligible for the year ended March 31, 2012. Management did not assess the effectiveness of internal control over financial reporting of the acquired subsidiaries because of the timing of the acquisitions which were completed during the year ended March 31, 2012. Our audit of internal control over financial reporting of Black Box Corporation also did not include an evaluation of the internal control over financial reporting of the acquired subsidiaries.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Black Box Corporation as of March 31, 2012 and 2011, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended March 31, 2012 and our report dated May 21, 2012 expressed an unqualified opinion thereon.

BDO USA, LLP

BDO USA, LLP

Chicago, Illinois
May 21, 2012

Performance Graph

The graph below represents and compares the value, through March 31, 2012, of a hypothetical investment of $100 made on March 31, 2007, in each of (i) the common stock, (ii) the S&P SmallCap 600, (iii) the NASDAQ Composite, (iv) the Russell 2000 and (v) a peer group of companies determined by the Company (the "Peer Group"), assuming the reinvestment of dividends in each case. The Peer Group consists of Cisco Systems, Inc., Insight Enterprises, Inc., International Business Machines Corporation and Hewlett-Packard Company.


$140
$120
$100
$80
$60
$40
$20
$0
3/07
3/08
3/09
3/10
3/11
3/12
Black Box Corporation
S&P Smallcap 600
NASDAQ Composite
Russell 2000
Peer Group

Year Ended March 31,	2007	2008	2009	2010	2011	2012
Black Box Corporation	$ 100.00	$ 84.99	$ 65.62	$ 86.19	$ 99.21	$ 72.78
S&P SmallCap 600	100.00	89.39	55.37	90.81	113.75	119.47
NASDAQ Composite	100.00	89.92	64.19	99.40	118.65	129.00
Russell 2000	100.00	87.00	54.37	88.50	111.32	111.12
Peer Group	100.00	110.11	83.70	125.26	117.02	131.49

Non-GAAP Reconciliations *(Dollars in thousands, except par share amounts.)*

The following table reconciles Operating income (loss) to Adjusted operating income:

Fiscal	2012	2011	2010
Operating income (loss)	$ (239,673)	$ 91,058	$ 63,043
Operating income as a % of revenue	(22.0) %	8.5 %	6.6 %
Reconciling Items			
Amortization of intangible assets on acquisitions	12,980	12,111	15,150
Asset write-up depreciation expense on acquisitions	—	—	476
Goodwill impairment loss	317,797	—	—
Employee severance and facility consolidation costs	—	—	4,557
Historical stock option granting practices and related matters costs	—	—	4,829
Current legal matters	—	—	3,238
Total reconciling items	330,777	12,111	28,250
Adjusted operating income	**$ 91,104**	**$ 103,169**	**$ 91,293**
Adjusted operating income as a % of revenue	**8.4 %**	**9.7 %**	**9.5 %**

The following table reconciles Net income (loss) to Operating net income.

Fiscal	2012	2011	2010
Net income (loss)	**$ (247,734)**	**$ 52,862**	**$ 34,503**
Net income as a % of revenue	(22.8) %	4.9 %	3.6 %
Provision (benefit) for income taxes	1,668	32,418	19,824
Income (loss) before provision (benefit) for income taxes	**(246,066)**	**85,280**	**54,327**
Reconciling Items			
Amortization of intangible assets on acquisitions	12,980	12,111	15,150
Asset write-up depreciation expense on acquisitions	—	—	476
Goodwill impairment loss	317,797	—	—
Employee severance and facility consolidation costs	—	—	4,557
Historical stock option granting practices and related matters costs	—	—	4,829
Current legal matters	—	—	3,238
Change in fair value of interest-rate swaps	(530)	(2,968)	(65)
Total reconciling items	330,247	9,143	28,185
Adjusted income (loss) before provision (benefit) for income taxes	84,181	94,423	82,512
Operational income taxes [1]	30,207	35,894	30,109
Operating net income	**$ 53,974**	**$ 58,529**	**$ 52,403**
Operating net income as a % of revenue	5.0 %	5.5 %	5.5 %

[1] The effective tax rate utilized to determine Operational income taxes is the Company's operational effective tax rate which generally excludes discreet tax items.

The following table reconciles Diluted earnings (loss) per common share to Operating earnings per common share:

Fiscal	2012	2011	2010
Diluted earnings (loss) per common share	$ (13.98)	$ 2.97	$ 1.97
EPS impact of reconciling items	17.01	0.32	1.02
Operating earnings per common share	$ 3.03	$ 3.29	$ 2.99

Investor Information



Contact us.

Corporate Headquarters

1000 Park Drive, Lawrence, PA 15055
Telephone: 724-746-5500
Facsimile: 724-746-0746
Web: blackbox.com

Dividend Policy

Cash dividends of $0.07 per share of Common Stock were paid for each of the four quarters during Fiscal 2012 and cash dividends of $0.06 per share of Common Stock were paid for each of the four quarters during Fiscal 2011 and Fiscal 2010.

Investor Relations

To receive further information about Black Box Corporation, including copies of press releases; Annual, Quarterly and Current Reports; and other SEC Filings — without charge — contact:

Investor Relations Department
1000 Park Drive, Lawrence, PA 15055
Telephone: 724-873-6788
E-mail: investors@blackbox.com

Or visit the Black Box Web site: blackbox.com.

Registrar and Transfer Agent

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
Telephone: 800-937-5449
Facsimile: 718-236-2641

Corporate Counsel

Buchanan Ingersoll & Rooney PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410

Independent Registered Public Accounting Firm

BDO USA, LLP
233 N. Michigan Avenue
Suite 2500
Chicago, IL 60601

Annual Meeting

The Annual Meeting of Stockholders will take place on Tuesday, August 7, 2012 at the Corporate Headquarters in Lawrence, PA.

Worldwide Locations

Headquartered in the United States, the Company operates subsidiaries in Australia, Austria, Belgium, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Japan, Korea, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Puerto Rico, Singapore, Spain, Sweden, Switzerland, Taiwan and the United Kingdom, and services clients in approximately 150 countries.

Directors

William F. Andrews, Chairman of the Executive Committee, Corrections Corporation of America; Chairman of Katy Industries, Inc.; Principal, Kohlberg & Co.; Director, Corrections Corporation of America, Katy Industries, Inc., Trex Company, Inc. and SVP Holdings Limited

Richard L. Crouch, retired General Partner, PricewaterhouseCoopers LLP

Thomas Golonski, retired Chairman, President and Chief Executive Officer, National City Bank of Pennsylvania; retired Executive Vice President, National City Corporation

Thomas G. Greig, Senior Managing Director, Liberty Capital Partners; Director, Rudolph Technologies, Inc.; Non-executive Chairman of the Board of Black Box Corporation

William H. Hernandez, retired Senior Vice President, Finance and Chief Financial Officer, PPG Industries, Inc.; Director, Albemarle Corporation, Eastman Kodak Company and USG Corporation

Edward A. Nicholson, Ph.D., Professor of Management and retired President, Robert Morris University; Director, Brentwood Bank

R. Terry Blakemore, President and Chief Executive Officer, Black Box Corporation

Common Stock Information

As of March 31, 2012, there were 1,301 holders of record. The following table sets forth the fiscal quarterly high and low sale prices of the Company's Common Stock as reported by the NASDAQ Global Select Market.

		High	Low
Fiscal 2012			
1st Quarter	$	36.20	28.87
2nd Quarter		32.78	20.84
3rd Quarter		29.96	19.80
4th Quarter		31.94	24.34
Fiscal 2011			
1st Quarter	$	35.59	27.01
2nd Quarter		33.42	26.40
3rd Quarter		40.17	31.15
4th Quarter		40.78	33.30
Fiscal 2010			
1st Quarter	$	37.67	23.18
2nd Quarter		34.53	24.03
3rd Quarter		30.07	24.25
4th Quarter		33.31	25.80

Officers



R. Terry Blakemore

President and
Chief Executive Officer



Michael McAndrew

Executive Vice President,
Chief Financial Officer,
Treasurer, Secretary and
Principal Accounting Officer



Francis W. Wertheimber

Senior Vice President,
Pacific Rim/Far East



Kenneth P. Davis

Vice President,
Voice Communications
North America, Europe
and Latin America



Black Box Corporation (NASDAQ Global Select: BBOX)

Complete life cycle services for today's integrated communications.

» 36 years of profitable operating performance and positive cash flow.

» Approximately 200 locations serving approximately 150 countries.

» 24/7 support.



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1000 Park Drive I Lawrence, PA 15055 I 724-746-5500 I blackbox.com